Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190983

STRATEGIC STORAGE TRUST II, INC.

SUPPLEMENT NO. 1 DATED MAY 20, 2016

TO THE PROSPECTUS DATED APRIL 11, 2016

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust II, Inc. dated April 11, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	a revision to our state-specific suitability standards;

•	updates to our risk factors;

•	information regarding our share redemption program;

•	information regarding related party fees and expenses;

•	our distribution declaration history;

•	selected quarterly financial data;

•	an update regarding the acquisition of five properties in Ohio and two properties in Indiana;

•	an update regarding the acquisition of a self storage facility in Port St. Lucie, Florida;

•	an update regarding the acquisition of a self storage facility in Sacramento, California;

•	an update regarding the acquisition of two self storage facilities in the metropolitan area of Oakland, California and the assumption of debt in connection thereto;

•	updates regarding the potential acquisition of two self storage facilities in Las Vegas, Nevada;

•	an update regarding the termination of the purchase and sale agreement to purchase the Five Property Portfolio;

•	a revised subscription agreement;

•	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the three months ended March 31, 2016; and

•	our unaudited consolidated financial statements as of and for the three months ended March 31, 2016.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on January 10, 2014. On May 23, 2014, we reached the minimum offering amount of $1.5 million in sales of shares and commenced operations. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares; and up to $500 million in Class T shares. As of May 16, 2016, we have received gross offering proceeds of approximately $370.5 million from the sale of approximately 37.2 million Class A shares and approximately $27.3 million from the sale of approximately 2.9 million Class T shares in our offering. As of May 16, 2016, approximately $697.1 million in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Suitability Standards

The state-specific suitability standard for the State of Nebraska contained in the “Suitability Standards” section immediately behind the cover page of our prospectus is hereby deleted and replaced with the following:

•	For Nebraska Residents—In addition to our suitability requirements, Nebraska investors must limit their investment in us and in the securities of other similar programs to 10% of such investor’s net worth. An investment by a Nebraska investor that is an accredited investor within the meaning of the Federal securities laws is not subject to the foregoing limitations.

Update to Our Risk Factors

The second risk factor on the cover page of our prospectus is hereby replaced with the following:

•	We have paid distributions from sources other than our cash flows from operations, including from the net proceeds of this offering. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. From our inception through March 31, 2016, the payment of distributions has been funded from offering proceeds. Until we generate cash flows sufficient to pay distributions to you, we may pay distributions from the net proceeds of this offering or from borrowings in anticipation of future cash flows.

The third risk factor under the “Summary Risk Factors” subsection under the “Prospectus Summary” section of our prospectus is hereby replaced with the following:

•	We have paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders’ overall return may be reduced. From our inception through March 31, 2016, the payment of distributions has been funded from offering proceeds.

The risk factor under “Risks Related to this Offering and an Investment in Strategic Storage Trust II, Inc.” titled, “We have paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders’ overall return may be reduced” is hereby deleted and replaced with the following:

We have paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, we will have fewer funds available for the acquisition of properties, and our stockholders’ overall return may be reduced.

In the event we do not have enough cash from operations to fund our distributions, we may borrow, issue additional securities, or sell assets in order to fund the distributions or make the distributions out of net proceeds from our offering. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. From our inception through March 31, 2016, the payment of distributions has been funded from offering proceeds. If we continue to pay distributions from sources other than cash flow from operations, we will have fewer funds available for acquiring properties, which may reduce our stockholders’ overall returns. Additionally, to the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock may be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize a capital gain.

Share Redemption Program Information

For the three months ended March 31, 2016, we received eight redemption requests for a total of approximately 53,000 shares (approximately $530,000), which were fulfilled in April 2016.

Related Party Fees and Expenses

The following table summarizes related party costs incurred and paid by us for the year ended December 31, 2015, and the three months ended March 31, 2016, as well as any related amounts payable as of December 31, 2015 and March 31, 2016:

	Year Ended December 31, 2015			Three Months Ended March 31, 2016
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$1,200,003	$1,988,533	$47,971	$192,452	$83,813	$156,610
Asset management fees	865,757	888,011	—	332,497	311,960	46,902
Property management fees(1)	1,259,135	1,306,422	—	368,812	321,910	20,537
Acquisition expenses	2,776,679	3,479,712	—	1,623,205	1,623,205	—
Capitalized
Deferred financing costs	214,006	655,879	—	—	—	—
Other assets	77,556	539,048	—	—	—	—
Additional Paid-in Capital
Selling commissions	14,761,271	14,761,271	—	8,161,491	8,161,491	—
Dealer Manager fee	3,690,318	3,535,685	160,512	2,390,114	2,267,141	283,485
Offering costs	319,882	2,125,798	—	111,741	111,741	—

Total	$25,164,607	$29,280,359	$208,483	$13,180,312	$12,881,261	$507,534

(1)	During the year ended December 31, 2015, property management fees included approximately $0.3 million of fees paid to the sub-property manager of our properties. During the three months ended March 31, 2016, property management fees included approximately $0.3 million of fees paid to the sub-property manager of our properties.

Distribution Declaration History

The “Description of Shares – Distribution Declaration History” section on pages 168-169 of the prospectus is hereby updated with the following:

The following table shows the distributions we have paid in cash and through our distribution reinvestment program through March 31, 2016:

Quarter	Preferred Unitholders	OP Unit Holders	Common Stockholders(1)	Distributions Declared per Common Share
1st Quarter 2014	$—	$—	$—	$0.000
2nd Quarter 2014	$—	$1,282	$2,730	$0.062
3rd Quarter 2014	$—	$3,025	$57,157	$0.150
4th Quarter 2014	$33,306	$3,025	$171,664	$0.150
1st Quarter 2015	$123,931	$2,959	$280,049	$0.150
2nd Quarter 2015	$1,239,097	$3,025	$412,934	$0.150
3rd Quarter 2015	$970,499	$3,025	$588,688	$0.150
4th Quarter 2015	$2,575,778	$2,992	$1,393,420	$0.150
1st Quarter 2016	$—	$2,986	$1,667,776	$0.150

(1)	Declared distributions are paid monthly in arrears.

The following shows our distributions and the sources of such distributions for the respective periods presented:

	Three Months Ended March 31, 2016		Three Months Ended March 31, 2015
Distributions paid in cash — common stockholders	$1,667,776		$180,596
Distributions paid in cash — Operating Partnership unitholders	2,986		2,959
Distributions paid in cash — preferred unitholders	—		123,931
Distributions reinvested	1,651,475		99,453

Total distributions	$3,322,237		$406,939

Source of distributions
Cash flows provided by operations	$—	—	$406,939	100%
Offering proceeds from Primary Offering	1,670,762	50%	—	—
Offering proceeds from distribution reinvestment plan	1,651,475	50%	—	—

Total sources	$3,322,237	100%	$406,939	100%

For the three months ended March 31, 2016 and 2015 we paid distributions of approximately $3.3 million and $0.4 million, respectively. From our inception through March 31, 2016, the payment of distributions has been paid with a combination of offering proceeds and operating cash flows (which, for the three months ended March 31, 2015, were positively impacted by increases in amounts due to affiliates and accounts payable and accrued liabilities). We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We have not been able to and may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in our Primary Offering and pursuant to our distribution reinvestment plan. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds. Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Selected Quarterly Financial Data

The following is a summary of quarterly financial information for the periods shown below:

	Three months ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
Total revenues	$3,006,780	$4,488,212	$5,053,724	$5,356,983	$6,234,589
Total operating expenses	$5,925,633	$5,613,146	$5,989,195	$5,454,605	$10,048,926
Operating loss	$(2,918,853)	$(1,124,934)	$(935,471)	$(97,622)	$(3,814,337)
Net loss	$(3,580,205)	$(1,990,815)	$(1,854,575)	$(1,511,945)	$(4,508,654)
Net loss attributable to common shareholders	$(4,979,729)	$(4,037,637)	$(3,739,454)	$(2,534,121)	$(4,505,204)
Net loss per Class A Share-basic and diluted	$(2.26)	$(1.36)	$(0.82)	$(0.18)	$(0.17)
Net loss per Class T Share-basic and diluted	$—	$—	$—	$(0.18)	$(0.17)

Acquisition of Seven Property Portfolio

On April 20, 2016, we purchased seven self storage facilities (the “Seven Property Portfolio”), five of which are located in Ohio and two of which are located in Indiana. We acquired the Seven Property Portfolio from certain subsidiaries of Extra Space Storage, Inc. for a purchase price of approximately $18.0 million, plus closing costs and acquisition fees. Our advisor earned approximately $300,000 in acquisition fees in connection with this acquisition. The Seven Property Portfolio has approximately 3,210 units, collectively, with approximately 384,400 net rentable square feet, collectively. We financed the acquisition of the Seven Property Portfolio by using the net proceeds from our public offering.

Acquisition of Property in Port St. Lucie, Florida

On April 29, 2016, we purchased a self storage facility located in Port St. Lucie, Florida (the “Port St. Lucie Property”). We acquired the Port St. Lucie Property from an unaffiliated third party for a purchase price of approximately $9.3 million, plus closing costs and acquisition fees. Our advisor earned approximately $160,000 in acquisition fees in connection with this acquisition. The Port St. Lucie Property has approximately 530 units with approximately 53,100 net rentable square feet. We financed the acquisition of the Port St. Lucie Property by using net proceeds from our public offering.

Acquisition of Property in Sacramento, California

On May 9, 2016, we purchased a self storage facility located in Sacramento, California (the “Sacramento Property”). We acquired the Sacramento Property from an unaffiliated third party for a purchase price of approximately $8.2 million, plus closing costs and acquisition fees. Our advisor earned approximately $140,000 in acquisition fees in connection with this acquisition. The Sacramento Property has approximately 530 units and approximately 61,200 net rentable square feet. We financed the acquisition of the Sacramento Property by using net proceeds from our public offering.

Acquisition of Two Properties in the Metropolitan Area of Oakland, California

On May 18, 2016, we purchased two self storage facilities located in the metropolitan area of Oakland, California (the “Oakland Properties”). We acquired the Oakland Properties from an unaffiliated third party for a purchase price of approximately $50 million, plus closing costs and acquisition fees. Our advisor earned approximately $875,000 in acquisition fees in connection with this acquisition. The Oakland Properties collectively have approximately 1,940 units with approximately 223,200 net rentable square feet. We financed the acquisition of the Oakland Properties by using net proceeds from our public offering and the assumption of existing debt as described below.

Assumption of Debt Related to the Oakland Properties

In connection with the acquisition of the Oakland Properties, we, through two special purpose entities formed to acquire and hold the two Oakland Properties, assumed a loan with USAmeriBank (“USAmeriBank”).

We assumed the renewal promissory note dated October 28, 2015 in favor of USAmeriBank in the principal amount of approximately $20 million (the “Oakland Loan”) at closing that is secured by the Oakland Properties. The Oakland Loan accrues interest at a rate equal to the 30-day LIBOR Rate (as defined in the promissory note) plus 2.0% per annum . The Oakland Loan matures on April 10, 2023. The Oakland Loan is secured by first mortgages on the Oakland Properties. In addition, we executed a guaranty in favor of USAmeriBank guaranteeing the Oakland Loan. In connection with the Oakland Loan, we also assumed an interest rate swap with USAmeriBank that fixes the interest rate at 3.95% and that will expire on April 10, 2023.

Potential Acquisition of a Property in Las Vegas, Nevada

On May 6, 2016, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party (the “Las Vegas I Purchase Agreement”) for the acquisition of a self storage facility located in Las Vegas, Nevada (the “Las Vegas I Property”). The Las Vegas I Property has approximately 745 units and approximately 90,000 net rentable square feet. The purchase price for the Las Vegas I Property is approximately $13.9 million, plus closing costs and acquisition fees. We expect the acquisition of the Las Vegas I Property to close in the third quarter of 2016. We expect to fund such acquisition with net proceeds from our public offering and a draw down on our credit facility.

Pursuant to the Las Vegas I Purchase Agreement, we will be obligated to purchase the Las Vegas I Property only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Las Vegas I Property generally based upon:

•	satisfactory completion of due diligence on the Las Vegas I Property and the seller of the Las Vegas I Property;

•	approval by our board of directors to purchase the Las Vegas I Property;

•	satisfaction of the conditions to the acquisition in accordance with the Las Vegas I Purchase Agreement; and

•	no material adverse changes relating to the Las Vegas I Property, the seller of the Las Vegas I Property or certain economic conditions.

There can be no assurance that we will complete the acquisition of the Las Vegas I Property. In some circumstances, if we fail to complete the acquisition, we may forfeit up to approximately $275,000 in earnest money on the Las Vegas I Property.

Other properties may be identified in the future that we may acquire prior to or instead of the Las Vegas I Property. Due to the considerable conditions to the consummation of the acquisition of the Las Vegas I Property, we cannot make any assurances that the closing of the Las Vegas I Property is probable.

Potential Acquisition of a Second Property in Las Vegas, Nevada

On May 10, 2016, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party (the “Las Vegas II Purchase Agreement”) for the acquisition of a self storage facility located in Las Vegas, Nevada (the “Las Vegas II Property”). The Las Vegas II Property has approximately 770 units and approximately 89,400 net rentable square feet. The purchase price for the Las Vegas II Property is approximately $14.2 million, plus closing costs and acquisition fees. We expect the acquisition of the Las Vegas II Property to close in the third quarter of 2016. We expect to fund such acquisition with net proceeds from our public offering and a draw down on our credit facility.

Pursuant to the Las Vegas II Purchase Agreement, we will be obligated to purchase the Las Vegas II Property only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Las Vegas II Property generally based upon:

•	satisfactory completion of due diligence on the Las Vegas II Property and the seller of the Las Vegas II Property;

•	approval by our board of directors to purchase the Las Vegas II Property;

•	satisfaction of the conditions to the acquisition in accordance with the Las Vegas II Purchase Agreement; and

•	no material adverse changes relating to the Las Vegas II Property, the seller of the Las Vegas II Property or certain economic conditions.

There can be no assurance that we will complete the acquisition of the Las Vegas II Property. In some circumstances, if we fail to complete the acquisition, we may forfeit up to approximately $275,000 in earnest money on the Las Vegas II Property.

Other properties may be identified in the future that we may acquire prior to or instead of the Las Vegas II Property. Due to the considerable conditions to the consummation of the acquisition of the Las Vegas II Property, we cannot make any assurances that the closing of the Las Vegas II Property is probable.

Termination of Purchase and Sale Agreement to Purchase Five Property Portfolio

In our prospectus, we disclosed a purchase and sale agreement with unaffiliated parties for the acquisition of five self storage facilities (two in Mississippi, two in Texas and one in Florida) (the “Five Property Purchase Agreement”). On May 10, 2016, we terminated the Five Property Purchase Agreement. We expect to receive all of our earnest money back in connection with our termination of the Five Property Purchase Agreement.

Subscription Agreement

The form of subscription agreement contained in Appendix A of our prospectus is hereby removed and replaced with the revised form of subscription agreement attached to this supplement as Appendix A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and notes thereto contained elsewhere in this supplement. The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should also be read in conjunction with our financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2015, which were incorporated by reference to our prospectus.

Overview

Strategic Storage Trust II, Inc., a Maryland corporation (the “Company”), was formed on January 8, 2013 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities and related self storage real estate investments. Our year-end is December 31. As used in this supplement, “we,” “us,” “our,” and “Company” refer to Strategic Storage Trust II, Inc. and each of our subsidiaries.

SmartStop Asset Management, LLC (our “Sponsor”), is the sponsor of our Offering (as defined below). Our Sponsor became our sponsor on October 1, 2015 in connection with the merger of SmartStop Self Storage, Inc. into Extra Space Storage, Inc. Our Sponsor owns 97.5% of the economic interests (and 100% of the voting membership interests) of Strategic Storage Advisor II, LLC, a Delaware limited liability company (our “Advisor”) and owns 100% of Strategic Storage Property Management II, LLC, a Delaware limited liability company (our “Property Manager”). See Note 1 of the Notes to the Consolidated Statements contained in this supplement for further details about our affiliates.

On January 10, 2014, we commenced a public offering of a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Public Offering,” or the “Offering”). On May 23, 2014, we satisfied the $1.5 million minimum offering requirements of our Offering and commenced formal operations. On September 28, 2015, we revised our Primary Offering and are now offering two classes of shares of common stock: Class A common stock, $0.001 par value per share (the “Class A Shares”) and Class T common stock, $0.001 par value per share (the “Class T Shares”). As of March 31, 2016, we had sold approximately 31.3 million Class A Shares and approximately 1.8 million Class T Shares in our Public Offering for gross proceeds of approximately $311.9 million and approximately $17.2 million, respectively. We intend to invest the net proceeds from the Offering primarily in self storage facilities and related self storage real estate investments.

As of March 31, 2016, our self storage portfolio was comprised as follows:

State	No. of Properties	Units(1)	Sq. Ft. (net)(2)	% of Total Rentable Sq. Ft.	Physical Occupancy %(3)	Rental Income %(4)
Alabama	1	1,050	142,000	5.5%	88%	3.5%
California	15	8,610	887,700	34.6%	89%	40.5%
Colorado	3	1,740	173,800	6.7%	70%	6.5%
Florida	2	1,450	124,900	4.9%	85%	6.2%
Illinois	2	1,030	107,500	4.2%	78%	3.9%
Maryland	1	530	55,200	2.1%	73%	2.4%
Michigan	4	2,180	255,300	10.0%	82%	9.0%
New Jersey	1	460	51,000	2.0%	75%	1.6%
North Carolina	3	1,070	159,600	6.2%	85%	5.3%
South Carolina	2	1,420	194,600	7.6%	90%	6.3%
Washington	1	490	48,100	1.9%	87%	1.9%
Greater Toronto Area	5	3,850	366,100	14.3%	61%	12.9%

Total	40	23,880	2,565,800	100%	82%	100%

(1)	Includes all rentable units, consisting of storage units, and parking (approximately 510 units).
(2)	Includes all rentable square feet consisting of storage units, and parking (approximately 130,000 square feet).
(3)	Represents the occupied square feet of all facilities we owned in a state or the Greater Toronto Area divided by total rentable square feet of all the facilities we owned in such state or area as of March 31, 2016.
(4)	Represents rental income for all facilities we owned in a state divided by our total rental income for the month ended March 31, 2016.

Critical Accounting Policies

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this supplement. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements contained in this supplement, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We allocate the purchase prices of acquired properties based on a number of estimates and assumptions. We allocate the purchase prices to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. These estimated fair values are based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. Acquisitions of portfolios of properties are allocated to the individual properties based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which we estimate based upon the relative size, age, and location of the individual property along with actual historical and estimated occupancy and rental rate levels, and other relevant factors. If available, and determined by management to be appropriate, appraised values are used, rather than these estimated values. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. The determination of market rates is also subject to a number of estimates and assumptions. Our allocations of purchase prices could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such allocations may vary dramatically based on the estimates and assumptions we use.

Impairment of Long-Lived Assets

The majority of our assets consist of long-lived real estate assets as well as intangible assets related to our acquisitions. We will continually evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss, if any, recognized may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We will evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the joint venture entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Internal Revenue Code of 1986 (the Code) to be taxed as a REIT under the Code, commencing with the taxable year ended December 31, 2014. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and operate in a manner that will enable us to continue to qualify for treatment as a REIT for federal income tax purposes, and we intend to continue to operate as to remain qualified as a REIT for federal income tax purposes.

Results of Operations

Overview

We derive revenues principally from: (i) rents received from tenants who rent storage units under month-to-month leases at each of our self storage facilities; and (ii) sales of packing- and storage-related supplies at our storage facilities. Therefore, our operating results depend significantly on our ability to retain our existing tenants and lease our available self storage units to new tenants, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our tenants making their required rental payments to us.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

Our operating results for the three months ended March 31, 2015 include full quarter results for five facilities and partial quarter results for the 21 facilities we acquired during the quarter ended March 31, 2015. Our operating results for the three months ended March 31, 2016 include full quarter results for those 26 self storage facilities plus full quarter results for an additional seven self storage facilities acquired during the second, third, and fourth quarters of 2015 and partial quarter results of seven self storage facilities acquired in the first quarter of 2016. Therefore, we believe there is little basis for comparison between the three months ended March 31, 2016 and 2015. Operating results in future periods will depend on the results of operations of our existing properties and of the real estate properties that we acquire in the future.

Comparison of Operating Results for the Three Months Ended March 31, 2016 and 2015

Self Storage Rental Revenue

Rental revenue for the three months ended March 31, 2016 and 2015 were approximately $6.2 million and $2.9 million, respectively. The increase in rental revenue is primarily attributable to a full quarter of operations for 33 properties and a partial quarter of operations for seven properties during the first quarter of 2016, compared to a full quarter of operations for five properties and partial quarter of operations of 21 properties for the first quarter of 2015. We expect rental revenue to increase in future periods commensurate with our future acquisition activity.

Property Operating Expenses

Property operating expenses for the three months ended March 31, 2016 and 2015 were approximately $2.5 million and $1.2 million, respectively. Property operating expenses includes the cost to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is primarily attributable to a full quarter of operations for 33 properties and a partial quarter of operations for seven properties during the first quarter of 2016, compared to a full quarter of operations for five properties and partial quarter of operations of 21 properties for the first quarter of 2015. We expect property operating expenses to increase in future periods commensurate with our future acquisition activity.

Property Operating Expenses – Affiliates

Property operating expenses – affiliates for the three months ended March 31, 2016 and 2015 were approximately $0.7 million and $0.4 million, respectively. Property operating expenses – affiliates includes property management fees and asset management fees. The increase in property operating expenses – affiliates is primarily attributable to a full quarter of operations for 33 properties and a partial quarter of operations for seven properties during the first quarter of 2016, compared to a full quarter of operations for five properties and partial quarter of operations of 21 properties for the first quarter of 2015. We expect property operating expenses – affiliates to increase in future periods commensurate with our future acquisition activity.

General and Administrative

General and administrative expenses for the three months ended March 31, 2016 and 2015 were approximately $0.7 million and $0.4 million, respectively. General and administrative expenses consist primarily of legal expenses, transfer agent fees, directors’ and officers’ insurance expense, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors’ related costs. The increase in general and administrative expenses is primarily attributable to increases in accounting, transfer agent and legal costs commensurate with our increased operational activity. We expect general and administrative expenses to increase in the future as our operational activity increases.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the three months ended March 31, 2016 and 2015 were approximately $3.3 million and $1.6 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense is primarily attributable to a full quarter of operations for 33 properties and a partial quarter of operations for seven properties during the first quarter of 2016, compared to a full quarter of operations for five properties and partial quarter of operations of 21 properties for the first quarter of 2015. We expect depreciation and amortization expense to increase in future periods commensurate with our future acquisition activity.

Acquisition Expenses—Affiliates

Acquisition expenses – affiliates for the three months ended March 31, 2016 and 2015 were approximately $1.6 million $2.0 million, respectively. These acquisition expenses primarily relate to the costs associated with the self storage properties acquired in the respective periods. We expect acquisition expenses—affiliates to fluctuate commensurate with our acquisition activities.

Other Property Acquisition Expenses

Other property acquisition expenses for the three months ended March 31, 2016 and 2015 were approximately $1.2 million and $0.3 million, respectively. These acquisition expenses primarily relate to the costs associated with the self storage properties acquired in the respective periods or to be acquired in future periods. We expect acquisition expenses to fluctuate commensurate with our acquisition activities.

Interest Expense

Interest expense for the three months ended March 31, 2016 and 2015 were approximately $0.5 million and $0.5 million, respectively. We expect interest expense to increase in future periods commensurate with our future debt level.

Debt Issuance Costs

Debt issuance costs for the three months ended March 31, 2016 and 2015 were approximately $0.2 million and $0.1 million, respectively. The increase in debt issuance costs is attributable to the amortization of costs incurred in connection with obtaining financing for the acquisition of our self storage properties. We expect debt issuance costs to fluctuate commensurate with our future financing activity.

Non-GAAP Financial Measures

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income (loss) as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property and asset impairment write downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Diminution in value may occur if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances or other measures necessary to maintain the assets are not undertaken. However, we believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. In addition, in the determination of FFO, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying value, or book value, exceeds the total estimated undiscounted future cash flows (including net rental revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Testing for impairment is a continuous process and is analyzed on a quarterly basis. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and that we intend to have a relatively limited term of our operations; it could be difficult to recover any impairment charges through the eventual sale of the property. To date, we have not recognized any impairments.

Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization and impairments, assists in providing a more complete understanding of our performance to investors and to our management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income (loss).

However, FFO or Modified FFO (“MFFO”), discussed below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income (loss) or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be considered a more relevant measure of operational performance and is, therefore, given more prominence than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting rules under GAAP that were put into effect and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses, as items that are expensed as operating expenses under GAAP. We believe these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. The purchase of properties, and the corresponding expenses associated with that process, is a key feature of our business plan in order to generate operational income and cash flow in order to make distributions to investors. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that publicly registered, non-traded REITs are unique in that they typically have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. As disclosed in the prospectus for our Offering, we will use the proceeds raised in our Offering to acquire properties, and we expect to begin the process of achieving a liquidity event (i.e., listing of our shares of common stock on a national securities exchange, a merger or sale, the sale of all or substantially all of our assets, or another similar transaction) within three to five years after the completion of our Offering, which is generally comparable to other publicly registered, non-traded REITs. Thus, we do not intend to continuously purchase assets and intend to have a limited life. The decision whether to engage in any liquidity event is in the sole discretion of our board of directors. Due to the above factors and other unique features of publicly registered, non-traded REITs, the Investment Program Association, or the IPA, an industry trade group, has standardized a measure known as modified funds from operations, or MFFO, which the IPA has recommended as a supplemental measure for publicly registered, non-traded REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a publicly registered, non-traded REIT having the characteristics described above. MFFO is not equivalent to our net income (loss) as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not ultimately engage in a liquidity event. We believe that, because MFFO excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired and that we consider more reflective of investing activities, as well as other non-operating items included in FFO, MFFO can provide, on a going-forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our Offering has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the publicly registered, non-traded REIT industry. Further, we believe

MFFO is useful in comparing the sustainability of our operating performance after our Offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our Offering has been completed and properties have been acquired, as it excludes acquisition fees and expenses that have a negative effect on our operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the “Practice Guideline”) issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items included in the determination of GAAP net income (loss): acquisition fees and expenses; amounts relating to straight line rents and amortization of above or below intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; non-recurring impairments of real estate related investments; mark-to-market adjustments included in net income; non-recurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income (loss) in calculating cash flows from operations and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, the amortization of fair value adjustments related to debt, realized and unrealized gains and losses on foreign exchange holdings and the adjustments of such items related to noncontrolling interests. The other adjustments included in the IPA’s Practice Guideline are not applicable to us for the periods presented. Acquisition fees and expenses are paid in cash by us, and we have not set aside or put into escrow any specific amount of proceeds from our Offering to be used to fund acquisition fees and expenses. We do not intend to fund acquisition fees and expenses in the future from operating revenues and cash flows, nor from the sale of properties and subsequent re-deployment of capital and concurrent incurring of acquisition fees and expenses. Acquisition fees and expenses include payments to our Advisor and third parties. Acquisition related expenses under GAAP are considered operating expenses and as expenses included in the determination of net income (loss) and income (loss) from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. In the future, if we are not able to raise additional proceeds from our Offering, this could result in us paying acquisition fees or reimbursing acquisition expenses due to our Advisor, or a portion thereof, with net proceeds from borrowed funds, operational earnings or cash flows, net proceeds from the sale of properties, or ancillary cash flows. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds.

Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income (loss) in determining cash flows from operations. In addition, we view fair value adjustments of derivatives and the amortization of fair value adjustments related to debt as items which are unrealized and may not ultimately be realized or as items which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance.

We use MFFO and the adjustments used to calculate it in order to evaluate our performance against other publicly registered, non-traded REITs which intend to have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to publicly registered, non-traded REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures may be useful to investors. For example, acquisition fees and expenses are intended to be funded from the proceeds of our Offering and other financing sources and not from operations. By excluding expensed acquisition fees and expenses, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such charges that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations, which is an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance. MFFO may be useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the publicly registered, non-traded REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO. The following is a reconciliation of net income (loss), which is the most directly comparable GAAP financial measure, to FFO and MFFO for each of the periods presented below:

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Net loss attributable to Strategic Storage Trust II, Inc. common shareholders(1)	$(4,505,204)	$(4,979,729)
Add:
Depreciation	1,445,071	571,887
Amortization of intangible assets	1,854,765	991,059
Deduct:
Adjustment for noncontrolling interests	(2,512)	(13,003)

FFO	(1,207,880)	(3,429,786)
Other Adjustments:
Acquisition expenses(3)	2,843,936	2,348,920
Accretion of fair market value of secured debt(4)	(35,726)	(19,216)
Adjustment for noncontrolling interests	(3,496)	(22,180)

MFFO(2)	$1,596,834	$(1,122,262)

As discussed above, our results of operations for the three months ended March 31, 2016 and 2015 have been significantly impacted by our acquisition of seven and 21 properties, respectively, during the first quarter of each year. The information below should be read in conjunction with the discussion regarding the acquisitions above.

(1)	Net loss attributable to Strategic Storage Trust II, Inc. common shareholders for the three months ended March 31, 2015 included approximately $1.1 million in distributions to Preferred Unitholders in our Operating Partnership and $0.3 million in accretion of preferred equity costs. As of December 31, 2015 we had redeemed all of the Preferred Units.
(2)	The improvement in MFFO between the three months ended March 31, 2016 and 2015 is primarily the result of an increase in our net operating income. Total revenues less all property operating expenses were approximately $3.0 million for the three months ended March 31, 2016 compared to approximately $1.4 million for the three months ended March 31, 2015, thereby increasing MFFO by approximately $1.6 million. Such increase was primarily due to full quarter results of 21 properties acquired during the first quarter of 2015, and the acquisition of seven properties during the second, third and fourth quarters of 2015 and seven properties acquired during the first quarter of 2016.
(3)	In evaluating investments in real estate, we differentiate the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for publicly registered, non-traded REITs that have generally completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition related expenses, we believe MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our Advisor and third parties. Acquisition related expenses under GAAP are considered operating expenses and as expenses included in the determination of net income (loss) and income (loss) from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property.
(4)	This represents the difference between the stated interest rate and the estimated market interest rate on assumed notes as of the date of acquisition. Such amounts have been excluded from MFFO because we believe MFFO provides useful supplementary information by focusing on operating fundamentals, rather than events not related to our normal operations. We are responsible for managing interest rate risk and do not rely on another party to manage such risk.

Non-cash Items Included in Net Loss:

Provided below is additional information related to selected non-cash items included in net loss above, which may be helpful in assessing our operating results:

•	Debt issuance costs of approximately $0.2 million and $0.1 million, respectively, was recognized for the three months ended March 31, 2016 and 2015.

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the three months ended March 31, 2016 and 2015 is as follows:

	Three Months Ended
	March 31, 2016	March 31, 2015	Change
Net cash flow provided by (used in):
Operating activities	$(1,854,702)	$539,534	$(2,394,236)
Investing activities	(74,152,324)	(111,193,615)	37,041,291
Financing activities	111,602,709	115,939,077	(4,336,368)

Cash flows provided by (used in) operating activities for the three months ended March 31, 2016 and 2015 were approximately ($1.9) million and $0.5 million, respectively, a change of approximately ($2.4) million. The change in cash provided by (used in) our operating activities is primarily the result of a reduction of net loss, excluding depreciation and amortization, of approximately $0.9 million, offset by a change in working capital of approximately $3.3 million.

Cash flows used in investing activities for the three months ended March 31, 2016 and 2015 were approximately $74.2 million and $111.2 million, respectively, a decrease in the use of cash of approximately $37.0 million. The change in cash used in investing activities primarily relates to cash consideration paid of approximately $69.3 million for our acquisitions during the first quarter of 2016, compared to $110.5 million for the purchase of our acquisitions during the first quarter of 2015.

Cash flows provided by financing activities for the three months ended March 31, 2016 and 2015 were approximately $111.6 million and $115.9 million, respectively, a decrease in the cash provided of approximately $4.3 million. The change in cash provided by financing activities was comprised of approximately $98.2 million more in net proceeds from the issuance of common stock, offset by approximately $51.3 million less in net proceeds from the issuance of secured debt, and $49.8 million less in proceeds from the issuance of preferred equity in our Operating Partnership.

Liquidity and Capital Resources

Short-Term Liquidity and Capital Resources

We generally expect that we will meet our short-term operating liquidity requirements from the combination of proceeds of our Offering, proceeds from secured or unsecured financing from banks or other lenders, net cash provided by property operations and advances from our Advisor which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our Advisory Agreement with our Advisor. Per the Advisory Agreement, all advances from our Advisor shall be reimbursed no less frequently than monthly, although our Advisor has indicated that it may waive such a requirement on a month-by-month basis. The organizational and offering costs associated with the Offering will initially be paid by us or our Advisor. Our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Operating cash flows are expected to increase as properties are added to our portfolio.

Distribution Policy

On March 22, 2016, our board of directors declared a distribution rate for the second quarter of 2016 of $0.00163934426 per day per share on the outstanding shares of common stock payable to both Class A and Class T stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on April 1, 2016 and continuing on each day thereafter through and including June 30, 2016. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

Currently, we are making distributions to our stockholders using proceeds of the Offering in anticipation of future cash flow. As such, this reduces the amount of capital we will ultimately invest in properties. Because substantially all of our operations will be performed indirectly through our Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from the Offering. Though we presently intend to pay only cash distributions, and potentially stock distributions, we are authorized by our charter to pay in-kind distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter or distributions that meet all of the following conditions: (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property; (b) our board of directors offers each stockholder the election of receiving such in-kind distributions; and (c) in-kind distributions are only made to those stockholders who accept such offer.

During our Offering, when we may raise capital more quickly than we acquire income-producing assets, and for some period after our Offering, we may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from our Offering.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Distributions are paid to our stockholders based on the record date selected by our board of directors. We currently declare and pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to continue to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our board of directors may increase, decrease or eliminate the distribution rate that is being paid at any time. Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class A Shares and Class T Shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class T Shares will likely be lower than distributions on Class A Shares because Class T Shares are subject to ongoing stockholder servicing fees. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	construction defects or capital improvements;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

The following shows our distributions and the sources of such distributions for the respective periods presented:

	Three Months Ended March 31, 2016		Three Months Ended March 31, 2015
Distributions paid in cash — common stockholders	$1,667,776		$180,596
Distributions paid in cash — Operating Partnership unitholders	2,986		2,959
Distributions paid in cash — preferred unitholders	—		123,931
Distributions reinvested	1,651,475		99,453

Total distributions	$3,322,237		$406,939

Source of distributions
Cash flows provided by operations	$—	—	$406,939	100%
Offering proceeds from Primary Offering	1,670,762	50%	—	—
Offering proceeds from distribution reinvestment plan	1,651,475	50%	—	—

Total sources	$3,322,237	100%	$406,939	100%

For the three months ended March 31, 2016 and 2015 we paid distributions of approximately $3.3 million and $0.4 million, respectively. From our inception through March 31, 2016, the payment of distributions has been paid with a combination of offering proceeds and operating cash flows (which, for the three months ended March 31, 2015, were positively impacted by increases in amounts due to affiliates and accounts payable and accrued liabilities). We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We have not been able to and may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in our Primary Offering and pursuant to our distribution reinvestment plan. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Indebtedness

As of March 31, 2016, we had approximately $46.4 million of outstanding consolidated indebtedness, which includes approximately $1.3 million of debt premium, less approximately $0.6 million of debt issuance costs. As of March 31, 2016, approximately $22.7 million of our total consolidated indebtedness was fixed rate, and approximately $23.0 million was variable rate.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness, if any.

Long-term potential future sources of capital include proceeds from our Public Offering, secured or unsecured financings from banks or other lenders, issuance of equity instruments and undistributed funds from operations. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt, we will be dependent upon proceeds from the issuance of equity securities and cash flows from operating activities in order to meet our long-term liquidity requirements and to fund our distributions.

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2016:

	Payments due during the years ending December 31:
	Total	2016	2017-2018	2019-2020	Thereafter
Mortgage interest(1)	$9,802,447	$1,667,232	$4,010,949	$2,239,131	$1,885,135
Mortgage principal(2)	45,613,550	192,135	20,666,049	430,376	24,324,990

Total contractual obligations	$55,415,997	$1,859,367	$24,676,998	$2,669,507	$26,210,125

(1)	Interest expense for fixed rate debt was calculated based upon the contractual rate and the interest expense on variable rate debt was calculated based on the rate in effect on March 31, 2016.
(2)	Amount represents principal payments only, excluding debt premium.

Off-Balance Sheet Arrangements

We do not currently have any relationships with unconsolidated entities or financial partnerships. Such entities are often referred to as structured finance or special purpose entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitments or intent to provide funding to any such entities.

Subsequent Events

Please see Note 12 of the Notes to the Consolidated Financial Statements contained in this supplement.

Seasonality

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities, which we believe will be slightly higher over the summer months due to increased moving activity.

Financial Statements

The financial statements listed below are contained in this supplement:

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2016	December 31, 2015
ASSETS
Real estate facilities:
Land	$63,588,013	$47,653,000
Buildings	163,581,675	97,941,472
Site improvements	13,562,956	10,650,078

	240,732,644	156,244,550
Accumulated depreciation	(5,204,408)	(3,755,709)

	235,528,236	152,488,841
Construction in process	700,130	385,408

Real estate facilities, net	236,228,366	152,874,249
Cash and cash equivalents	63,573,265	28,104,470
Restricted cash	477,403	410,492
Other assets	9,223,616	6,017,845
Debt issuance costs, net of accumulated amortization	2,312,366	2,128,806
Intangible assets, net of accumulated amortization	5,499,751	3,910,966

Total assets	$317,314,767	$193,446,828

LIABILITIES AND EQUITY
Secured debt	$46,377,093	$23,029,775
Accounts payable and accrued liabilities	3,751,286	2,146,253
Due to affiliates	507,534	208,483
Distributions payable	1,536,052	986,886

Total liabilities	52,171,965	26,371,397

Commitments and contingencies (Note 8)
Redeemable common stock	2,347,590	1,223,483

Equity:
Strategic Storage Trust II, Inc. equity:
Preferred stock, $0.001 par value; 200,000,000 shares authorized; none issued and outstanding at March 31, 2016 and December 31, 2015	—	—
Class A common stock, $0.001 par value; 350,000,000 shares authorized; 31,319,287 and 20,684,791 shares issued and outstanding at March 31, 2016 and December 31, 2015, respectively	31,319	20,685
Class T common stock, $0.001 par value; 350,000,000 shares authorized; 1,815,945 and 608,982 shares issued and outstanding at March 31, 2016 and December 31, 2015, respectively	1,816	609
Additional paid-in capital	292,036,297	187,434,752
Distributions	(7,761,947)	(3,893,528)
Accumulated deficit	(22,192,530)	(17,687,326)
Accumulated other comprehensive income	709,935	—

Total Strategic Storage Trust II, Inc. equity	262,824,890	165,875,192

Noncontrolling interests in our Operating Partnership	(29,678)	(23,244)

Total equity	262,795,212	165,851,948

Total liabilities and equity	$317,314,767	$193,446,828

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2016	2015
Revenues:
Self storage rental revenue	$6,196,842	$2,935,729
Ancillary operating revenue	37,747	71,051

Total revenues	6,234,589	3,006,780

Operating expenses:
Property operating expenses	2,496,864	1,190,114
Property operating expenses – affiliates	701,309	424,933
General and administrative	694,768	395,673
Depreciation	1,457,284	574,934
Intangible amortization expense	1,854,765	991,059
Acquisition expenses—affiliates	1,623,205	2,044,203
Other property acquisition expenses	1,220,731	304,717

Total operating expenses	10,048,926	5,925,633

Operating loss	(3,814,337)	(2,918,853)
Other income (expense):
Interest expense	(482,207)	(531,575)
Accretion of fair market value of secured debt	35,726	19,216
Debt issuance costs	(218,108)	(96,749)
Other	(29,728)	(52,244)

Net loss	(4,508,654)	(3,580,205)
Less: Distributions to preferred unitholders in our Operating Partnership	—	(1,114,970)
Less: Accretion of preferred equity costs	—	(329,684)
Net loss attributable to the noncontrolling interests in our Operating Partnership	3,450	45,130

Net loss attributable to Strategic Storage Trust II, Inc. common shareholders	$(4,505,204)	$(4,979,729)

Net loss per Class A share – basic and diluted	$(0.17)	$(2.26)
Net loss per Class T share – basic and diluted	$(0.17)	—

Weighted average Class A shares outstanding – basic and diluted	25,081,631	2,199,941
Weighted average Class T shares outstanding – basic and diluted	1,037,718	—

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended March 31,
	2016	2015
Net loss	$(4,508,654)	$(3,580,205)
Other comprehensive income (loss):
Foreign currency translation adjustment	1,696,285	—
Foreign currency forward contract loss	(986,350)	—

Other comprehensive income (loss)	709,935	—

Comprehensive loss	(3,798,719)	(3,580,205)
Less: Distributions to preferred unitholders in our Operating Partnership	—	(1,114,970)
Less: Accretion of preferred equity costs	—	(329,684)
Comprehensive loss attributable to noncontrolling interests:
Comprehensive loss attributable to the noncontrolling interests in our Operating Partnership	2,907	45,130

Comprehensive loss attributable to Strategic Storage Trust II, Inc. common shareholders.	$(3,795,812)	$(4,979,729)

See notes to consolidated financial statements

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EQUITY

(Unaudited)

	Common Stock
	Class A		Class T
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Strategic Storage Trust II, Inc. Equity	Noncontrolling Interests in our Operating Partnership	Total Equity	Redeemable Common Stock
Balance as of December 31, 2015	20,684,791	$20,685	608,982	$609	$187,434,752	$(3,893,528)	$(17,687,326)	$—	$165,875,192	$(23,244)	$165,851,948	$1,223,483
Gross proceeds from issuance of common stock	10,465,689	10,465	1,202,807	1,203	115,548,060	—	—	—	115,559,728	—	115,559,728	—
Offering costs	—	—	—	—	(10,953,418)	—	—	—	(10,953,418)	—	(10,953,418)	—
Changes to redeemable common stock	—	—	—	—	(1,651,475)	—	—	—	(1,651,475)	—	(1,651,475)	1,651,475
Redemptions of common stock	(1,096)	(1)	—	—	—	—	—	—	(1)	—	(1)	(527,368)
Distributions ($0.15 per share)	—	—	—	—	—	(3,868,419)	—	—	(3,868,419)	—	(3,868,419)	—
Distributions for noncontrolling interests	—	—	—	—	—	—	—	—	—	(2,984)	(2,984)	—
Issuance of shares for distribution reinvestment plan	169,903	170	4,156	4	1,651,301	—	—	—	1,651,475	—	1,651,475	—
Stock compensation expense	—	—	—	—	7,077	—	—	—	7,077	—	7,077	—
Net loss attributable to Strategic Storage II Trust, Inc.	—	—	—	—	—	—	(4,505,204)	—	(4,505,204)	—	(4,505,204)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	(3,450)	(3,450)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,696,285	1,696,285	—	1,696,285	—
Foreign currency forward contract loss	—	—	—	—	—	—	—	(986,350)	(986,350)	—	(986,350)	—

Balance as of March 31, 2016	31,319,287	$31,319	1,815,945	$1,816	$292,036,297	$(7,761,947)	$(22,192,530)	$709,935	$262,824,890	$(29,678)	$262,795,212	$2,347,590

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(4,508,654)	$(3,580,205)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation and amortization	3,530,157	1,662,742
Accretion of fair market value adjustment of secured debt	(35,726)	(19,216)
Expense related to issuance of restricted stock	7,077	—
Increase (decrease) in cash from changes in assets and liabilities:
Other assets	(1,300,408)	(1,057,471)
Restricted cash	(47,241)	6,029
Accounts payable and accrued liabilities	321,280	703,522
Due to affiliates	178,813	2,824,133

Net cash (used in) provided by operating activities	(1,854,702)	539,534

Cash flows from investing activities:
Purchase of real estate	(69,280,821)	(110,530,000)
Additions to real estate facilities	(1,051,833)	(80,236)
Restricted cash	(19,670)	(27,870)
Deposits on acquisition of real estate facilities	(3,800,000)	(555,509)

Net cash flows used in investing activities	(74,152,324)	(111,193,615)

Cash flows from financing activities:
Proceeds from issuance of secured debt	24,598,907	61,200,000
Principal payments on secured debt	(15,044,039)	(43,217)
Proceeds from issuance of preferred equity in our Operating Partnership	—	49,820,000
Debt issuance costs	(869,131)	(1,121,764)
Gross proceeds from issuance of common stock	115,408,434	8,153,893
Offering costs	(10,810,880)	(1,762,349)
Redemption of common stock	(9,820)	—
Distributions paid to common stockholders	(1,667,776)	(180,596)
Distributions paid to preferred unitholders in our Operating Partnership	—	(123,931)
Distributions paid to noncontrolling interests in our Operating Partnership	(2,986)	(2,959)

Net cash flows provided by financing activities	111,602,709	115,939,077

Impact of foreign exchange rate changes on cash	(126,888)	—

Change in cash and cash equivalents	35,468,795	5,284,996
Cash and cash equivalents, beginning of period	28,104,470	6,531,152

Cash and cash equivalents, end of period	$63,573,265	$11,816,148

Supplemental disclosures and non-cash transactions:
Cash paid for interest	$456,241	$290,502
Supplemental disclosure of noncash activities:
Purchase of real estate in accounts payable and accrued liabilities	$—	$984,374
Additions to construction in process in accounts payable and accrued liabilities	$226,396	$193,936
Deposits applied to purchase of real estate facilities	$2,019,933	$—
Proceeds from issuance of common stock in other assets	$2,498,604	$127,345
Secured debt assumed during purchase of real estate facilities	$12,279,762	$—
Redemption of common stock included in accounts payable and accrued liabilities	$527,368	$—
Other assets included in due to affiliates	$—	$77,556
Offering costs included in due to affiliates	$283,485	$151,811
Offering costs included in accounts payable and accrued liabilities	$65,845	$26,26 0
Deferred financing costs included in due to affiliates	$—	$64,006
Foreign currency forward contract loss included in accounts payable and accrued liabilities	$986,350	$—
Issuance of shares pursuant to distribution reinvestment plan	$1,651,475	$99,453
Distributions payable	$1,536,052	$125,828
Distributions payable to preferred unitholders in our Operating Partnership	$—	$1,028,402
Preferred equity issuance costs	$—	$124,862

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Note 1. Organization

Strategic Storage Trust II, Inc., a Maryland corporation (the “Company”), was formed on January 8, 2013 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company’s year-end is December 31. As used in this supplement, “we,” “us,” “our,” and “Company” refer to Strategic Storage Trust II, Inc.

Strategic Storage Holdings, LLC, a Delaware limited liability company (“SSH”), was the sponsor of our Offering (as defined below) through August 31, 2014. Effective August 31, 2014, SmartStop Self Storage, Inc. (“SmartStop”), entered into a series of transactions, agreements and amendments to its existing agreements and arrangements (such agreements and amendments hereinafter referred to collectively as the “Self Administration and Investment Management Transaction”) with SSH and its affiliates, pursuant to which, effective August 31, 2014, SmartStop acquired the self storage advisory, asset management, property management and investment management businesses of SSH including SSH’s sole membership interest in SmartStop Asset Management, LLC (formerly Strategic Storage Realty Group, LLC), which owns 97.5% of the economic interests (and 100% of the voting membership interests) of Strategic Storage Advisor II, LLC (our “Advisor”) and owns 100% of Strategic Storage Property Management II, LLC (our “Property Manager”).

On October 1, 2015, SmartStop and Extra Space Storage Inc. (“Extra Space”), along with subsidiaries of each of SmartStop and Extra Space, closed on a merger transaction (the “Merger”) in which SmartStop was acquired by Extra Space for $13.75 per share in cash, representing an enterprise value of approximately $1.4 billion. At the closing of the Merger, SmartStop Asset Management, LLC, the owner of our Property Manager and majority and sole voting member of our Advisor, was sold to an entity controlled by H. Michael Schwartz, our Chairman of the Board of Directors, Chief Executive Officer and President, and became our sponsor (our “Sponsor”). The former executive management team of SmartStop continues to serve as the executive management team for our Sponsor. In addition, our management team remains the same, as well as the management team of our Advisor and Property Manager.

We have no employees. Our Advisor, a Delaware limited liability company, was formed on January 8, 2013. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of the advisory agreement we have with our Advisor (our “Advisory Agreement”). The officers of our Advisor are also officers of us and our Sponsor.

On August 2, 2013, our Advisor purchased 100 shares of our common stock for $1,000 and became our initial stockholder. Our Articles of Amendment and Restatement, as amended, authorize 350,000,000 shares of Class A common stock, $0.001 par value per share (the “Class A Shares”) and 350,000,000 shares of Class T common stock, $0.001 par value per share (the “Class T Shares”) and 200,000,000 shares of preferred stock with a par value of $0.001. We are offering a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Offering”).

On January 10, 2014, the Securities and Exchange Commission (“SEC”) declared our registration statement effective. On May 23, 2014, we satisfied the $1.5 million minimum offering requirements of our Offering and commenced formal operations. On September 28, 2015, we revised our Primary Offering and are now offering two classes of shares of common stock: Class A Shares and Class T Shares. As of March 31, 2016, we had issued approximately 31.3 million Class A Shares and approximately 1.8 million Class T Shares in our Offering for gross proceeds of approximately $311.9 million and approximately $17.2 million, respectively. We intend to invest the net proceeds from the Offering primarily in self storage facilities and related self storage real estate investments. As of March 31, 2016 we owned 40 properties and subsequent to March 31, 2016 we acquired an additional nine properties (see Note 12).

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

On April 8, 2016, our board of directors, upon recommendation of its nominating and corporate governance committee, approved an estimated value per share of our common stock of $10.09 for our Class A Shares and Class T Shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on a fully diluted basis, calculated as of December 31, 2015. See our Current Report on Form 8-K filed with the SEC on April 11, 2016 for a description of the methodologies and assumptions used to determine, and the limitations of, the estimated value per share.

As a result of the calculation of our estimated value per share, effective on April 14, 2016, the offering price of Class A Shares increased from $10.00 per share to $11.21 per share and the offering price of Class T Shares increased from $9.47 per share to $10.62 per share. Our board of directors determined the new per share offering price of each class of stock by taking the $10.09 estimated value per share and adding the per share up-front sales commissions and dealer manager fees to be paid with respect to the Class A Shares and Class T Shares, respectively, such that after the payment of such commissions and dealer manager fees, the net proceeds to us will be the same for both Class A Shares and Class T Shares. In addition, effective April 21, 2016, shares sold pursuant to our distribution reinvestment plan are sold at $10.09 per share for Class A and Class T Shares.

Our operating partnership, Strategic Storage Operating Partnership II, L.P., a Delaware limited partnership (our “Operating Partnership”), was formed on January 9, 2013. During 2013, our Advisor purchased limited partnership interests in our Operating Partnership for $200,000 and on August 2, 2013, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. Our Operating Partnership owns, directly or indirectly through one or more special purpose entities, all of the self storage properties that we have acquired and the self storage properties we will acquire in the future. As of March 31, 2016, we owned approximately 99.9% of the common units of limited partnership interests of our Operating Partnership. The remaining approximately 0.1% of the common units are owned by our Advisor. Our Operating Partnership had issued approximately 2.4 million Series A Cumulative Redeemable Preferred Units (the “Preferred Units”) to SSTI Preferred Investor, LLC (the “Preferred Investor”), a wholly-owned subsidiary of SmartStop Self Storage Operating Partnership, L.P., the former operating partnership of SmartStop, in exchange for an investment in our Operating Partnership of approximately $59.5 million. Such Preferred Units were owned by Extra Space subsequent to the Merger. As of December 31, 2015, we had redeemed all of the Preferred Units. As the sole general partner of our Operating Partnership, we have the exclusive power to manage and conduct the business of our Operating Partnership. We conduct certain activities through our taxable REIT subsidiary, Strategic Storage TRS II, Inc., a Delaware corporation (the “TRS”), which is a wholly-owned subsidiary of our Operating Partnership.

Our Property Manager was formed on January 8, 2013 to manage our properties. Our Property Manager derives substantially all of its income from the property management services it performs for us. Our Property Manager may enter into sub-property management agreements with third party management companies and pay part of its management fee to such sub-property manager. At the closing of the Merger, we entered into new property management agreements with our Property Manager and our Property Manager entered into sub-property management agreements with an affiliate of Extra Space for the management of our properties in the United States. Furthermore, Extra Space acquired the rights to the “SmartStop® Self Storage” brand in the United States through the Merger and we can no longer utilize this brand in the United States. The properties we own were re-branded under the Extra Space name subsequent to the Merger. However, any properties owned or acquired in Canada will be managed by a subsidiary of our Sponsor and will continue to be branded using the SmartStop® Self Storage brand.

Our dealer manager is Select Capital Corporation, a California corporation (our “Dealer Manager”). Our Dealer Manager is responsible for marketing our shares being offered pursuant to our Primary Offering. Our president owned, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager through August 31, 2014. Effective August 31, 2014, SmartStop indirectly owned the 15% non-voting

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

equity interest in our Dealer Manager, pursuant to the Self Administration and Investment Management Transaction. Effective October 1, 2015, in connection with the Merger, the 15% non-voting equity interest in our Dealer Manager is now owned by our Sponsor. An affiliate of our Dealer Manager continues to own a 2.5% non-voting membership interest in our Advisor.

As we accept subscriptions for shares of our common stock, we transfer substantially all of the net offering proceeds to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we are deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership is deemed to have simultaneously paid the sales commissions and other costs associated with the Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in our Operating Partnership’s limited partnership agreement (the “Operating Partnership Agreement”). Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. As of March 31, 2016 and December 31, 2015, we had not entered into contracts/interests that would be deemed to be variable interests in VIEs.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of long-lived assets, and the useful lives of real estate assets and intangibles.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash equivalents in financial institutions in excess of insured limits, but believe this risk will be mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists primarily of impound reserve accounts for property taxes, insurance and capital improvements in connection with the requirements of one of our loan agreements.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with amended accounting guidance which requires that we allocate the purchase price of the property to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, as of the acquisition date and to adjust those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which we may adjust the provisional amounts recognized for an acquisition). Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available. Allocations to the individual assets and liabilities are based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. In allocating the purchase price, we determine whether the acquisition includes intangible assets or liabilities. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. We also consider whether in-place, market leases represent an intangible asset. We recorded approximately $3.3 million and approximately $11.0 million in intangible assets to recognize the value of in-place leases related to our acquisitions during the first quarter of 2016 and 2015, respectively. We do not expect, nor to date have we recorded, intangible assets for the value of customer relationships because we expect we will not have concentrations of significant customers and the average customer turnover will be fairly frequent. Our acquisition-related transaction costs are required to be expensed as incurred. During the three months ended March 31, 2016 and 2015 we expensed approximately $2.8 million and $2.3 million, respectively, of acquisition-related transaction costs.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Should the initial accounting for an acquisition be incomplete by the end of a reporting period that falls within the measurement period, we will report provisional amounts in our financial statements. During the measurement period, we will adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and we will record those adjustments to our financial statements. We will recognize any measurement adjustments during the period in which we determine the amount of the adjustment to our financial statements, potentially including adjustments to interest, depreciation and amortization expense.

Evaluation of Possible Impairment of Long-Lived Assets

Management will continually monitor events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived assets to the fair value and recognize an impairment loss. For the three months ended March 31, 2016 and 2015, no impairment losses were recognized.

Revenue Recognition

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases are recognized on a straight-line basis over the term of the lease. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets and contractually due but unpaid rent is included in other assets.

Allowance for Doubtful Accounts

Tenant accounts receivable is reported net of an allowance for doubtful accounts. Management’s estimate of the allowance is based upon a review of the current status of tenant accounts receivable. It is reasonably possible that management’s estimate of the allowance will change in the future.

Real Estate Facilities

Real estate facilities are recorded at cost. We capitalize costs incurred to develop, construct, renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	30-35 years
Site Improvements	7-10 years

Depreciation of Personal Property Assets

Personal property assets consist primarily of furniture, fixtures and equipment and are depreciated on a straight-line basis over the estimated useful lives generally ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Intangible Assets

We have allocated a portion of our real estate purchase price to in-place leases. We are amortizing in-place leases on a straight-line basis over the estimated future benefit period. As of March 31, 2016, and December 31, 2015 the gross amounts allocated to in-place lease intangibles were approximately $12.7 million and $9.2 million, respectively, and accumulated amortization of in-place lease intangibles totaled approximately $7.2 million and $5.3 million, respectively.

Debt Issuance Costs

Cost incurred in connection with obtaining financing are presented on the balance sheet as a deduction from secured debt. Cost incurred in connection with our revolving credit facility are presented as debt issuance costs on the balance sheet. Debt issuance costs are amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. As of March 31, 2016 and December 31, 2015 accumulated amortization of debt issuance costs totaled approximately $0.2 million and $16,000, respectively.

Organizational and Offering Costs

Our Advisor may fund organization and offering costs on our behalf. We will be required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Such costs will be recognized as a liability when we have a present responsibility to reimburse our Advisor, which is defined in our Advisory Agreement as the date we satisfied the minimum offering requirements of our Offering (which occurred on May 23, 2014). If at any point in time we determine that the total organization and offering costs are expected to exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. As of March 31, 2016, we do not believe total organization and offering costs will exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering. Offering costs are recorded as an offset to additional paid-in capital, and organization costs are recorded as an expense.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Foreign Currency Translation

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars at current exchange rates. Revenues and expenses are translated at the average rates for the period. All related adjustments are recorded in accumulated other comprehensive income (loss) as a separate component of equity. Transactions denominated in a currency other than the functional currency of the related operation are recorded at rates of exchange in effect at the date of the transaction. Gains or losses on foreign currency transactions are recorded in other income (expense).

Redeemable Common Stock

We adopted a share redemption program that will enable stockholders to sell their shares to us in limited circumstances.

We record amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheet since the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our share redemption program is limited to the number of shares we can repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan. However, accounting guidance states that determinable amounts that can become redeemable but that are contingent on an event that is likely to occur (e.g., the passage of time) should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in the accompanying consolidated balance sheet.

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value. Our redeemable common shares will be contingently redeemable at the option of the holder. When we determine we have a mandatory obligation to repurchase shares under the share redemption program, we will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

For the three months ended March 31, 2016 we received eight redemption requests for a total of approximately 53,000 shares(approximately $530,000), which was included in accounts payable and accrued liabilities as of March 31, 2016 and fulfilled in April 2016. For the three months ended March 31, 2015, we did not receive any requests for redemptions.

Accounting for Equity Awards

The cost of restricted stock is required to be measured based on the grant date fair value and the cost recognized over the relevant service period.

Fair Value Measurements

The accounting standard for fair value measurements and disclosures defines fair value, establishes a framework for measuring fair value, and provides for expanded disclosure about fair value measurements. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we will use when measuring fair value:

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

•	Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisitions. The fair values of these assets and liabilities were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, restricted cash, other assets, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates will approximate fair value because of the relatively short-term nature of these instruments.

The table below summarizes our fixed rate notes payable at March 31, 2016 and December 31, 2015. The estimated fair value of financial instruments is subjective in nature and is dependent on a number of important assumptions, including discount rates and relevant comparable market information associated with each financial instrument. The fair value of the fixed rate notes payable was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented below are not necessarily indicative of the amounts we would realize in a current market exchange.

	March 31, 2016		December 31, 2015
	Fair Value	Carrying Value	Fair Value	Carrying Value
Fixed Rate Secured Debt	$24,500,000	$23,992,343	$13,300,000	$13,237,237

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

To comply with GAAP, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of derivative contracts for the effect of non-performance risk, we will consider the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Derivative Instruments and Hedging Activities

We record all derivatives on our balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation.

For derivatives designated as net investment hedges, the effective portion of changes in the fair value of the derivatives are reported in accumulated other comprehensive income. The ineffective portion of the change in fair value of the derivatives are recognized directly in earnings. Amounts are reclassified out of other comprehensive income into earnings when the hedged net investment is either sold or substantially liquidated.

Foreign Currency Forward

During the first quarter of 2016, we entered into a foreign currency forward contract in order to hedge foreign currency exposure related to our investment in subsidiaries that hold properties we recently acquired in Canada. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. By entering into the forward contract and holding it to maturity, we are locked into a future currency exchange rate in an amount equal to and for the term of the forward contract. We have designated the foreign currency forward as a net investment hedge and changes in the fair value of the derivative are reported in other comprehensive income.

The forward contract has a notional amount of $42.5 million CAD, a duration of 12 months, and a forward rate of approximately 1.339. As of March 31, 2016, the forward contract has a fair market value representing a liability of approximately $986,000 USD which is recorded in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. The characteristics of this financial instrument, market data, and other comparative metrics utilized in determining this fair value are “Level 2” inputs as the term is defined in the accounting standard for fair value measurement.

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partner, our Operating Partnership, including its wholly-owned subsidiaries, are consolidated with the Company and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheet. The noncontrolling interest shall be attributed its share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2014. To qualify as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we will be organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We filed elections to treat our TRS as a taxable REIT subsidiary effective January 1, 2014. In general, the TRS performs additional services for our customers and generally engages in any real estate or non-real estate related business. The TRS is subject to corporate federal and state income tax. The TRS follows accounting guidance which requires the use of the asset and liability method. Deferred income taxes represent the tax effect of future differences between the book and tax bases of assets and liabilities.

Per Share Data

Basic earnings per share attributable to Strategic Storage Trust II, Inc. for all periods presented are computed by dividing net income (loss) attributable to Strategic Storage Trust II, Inc. by the weighted average number of shares outstanding during the period, excluding unvested restricted stock. Diluted earnings per share are computed by dividing net income (loss) attributable to Strategic Storage Trust II, Inc. by the weighted average number of shares outstanding, adjusted for the dilutive effect of unvested restricted stock, utilizing the treasury stock method. For all periods presented the dilutive effect of unrestricted stock was not included in the dilutive weighted average shares as such shares were antidilutive.

Recently Issued Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09 “Revenue from Contracts with Customers” (“ASU 2014-09”) as Accounting Standards Codification (“ASC”) Topic 606. The objective of ASU 2014-09 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the new standard, companies will perform a five-step analysis of transactions to determine when and how revenue is recognized. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB ASC. In July 2015, the FASB voted to defer the effective date by one year to annual reporting periods (including interim periods within those periods) beginning after December 15, 2017 and early adoption is permitted. This ASU shall still be applied using either a full retrospective or modified retrospective approach. We are in the process of evaluating the impact of this standard on our consolidated financial statements and the impact is unknown at this time.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Specifically, ASU 2015-02 modifies the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, eliminates the presumption that a general partner should consolidate a limited partnership, and affects the evaluation of fee arrangements in the primary beneficiary determination. ASU 2015-02 is effective for periods beginning after December 15, 2015 and early adoption is permitted. We adopted this ASU in the interim period ended March 31, 2016 and its adoption did not have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs.” ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, in August 2015, the FASB issued ASU 2015-15, “Interest—Imputation of Interest (Subtopic 835-30), Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”, which clarifies ASU No. 2015-03 by stating that the staff of the SEC would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 and ASU 2015-15 are effective for periods beginning after December 15, 2015 and early adoption is permitted. We adopted this ASU on January 1, 2016 and retrospectively applied the guidance to our secured debt, excluding the Amended KeyBank Credit Facility. Unamortized debt issuance costs, which were previously included in debt issuance costs on our consolidated balance sheets, of approximately $0.2 million are included in secured debt as of December 31, 2015.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”, which amends the guidance on accounting for leases. Under ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU 2016-02, lessor accounting is largely unchanged. It also includes extensive amendments to the disclosure requirements. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted for financial statements that have not yet been made available for issuance. ASU 2016-02 requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. We are in the process of evaluating the impact of this standard on our consolidated financial statements and the impact is unknown at this time.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Note 3. Real Estate Facilities

The following summarizes the activity in real estate facilities during the three months ended March 31, 2016:

Real estate facilities
Balance at December 31, 2015	$156,244,550
Facility acquisitions	80,261,449
Impact of foreign exchange rate changes	3,618,006
Improvements and additions	608,639

Balance at March 31, 2016	$240,732,644

Accumulated depreciation
Balance at December 31, 2015	$(3,755,709)
Depreciation expense and impact of foreign exchange rate changes	(1,448,699)

Balance at March 31, 2016	$(5,204,408)

The following table summarizes the purchase price allocation for our acquisitions during the three months ended March 31, 2016:

Property	Acquisition Date	Real Estate Assets	Intangibles	Total(1)	Debt Issued or Assumed	Allocation of Debt Premium	2016 Revenue(2)	2016 Property Operating Income (Loss)(3)
Boynton Beach - FL	1/7/16	$17,164,000	$736,000	$17,900,000	$—	$—	$318,573	$196,608
Lancaster - CA	1/11/16	4,445,000	205,000	4,650,000	—	—	148,226	83,280
Milton - ONT(4)	2/11/16	9,026,972	463,364	9,490,336	4,820,717	262,621	125,779	74,921
Burlington I - ONT4)	2/11/16	13,969,287	486,389	14,455,676	6,917,254	279,170	126,245	78,304
Oakville I - ONT4)	2/11/16	15,717,232	—	15,717,232	7,243,413	—	1,028	(43,667)
Oakville II - ONT4)	2/29/16	11,889,390	895,219	12,784,609	7,392,762	—	90,259	59,669
Burlington II - ONT4)	2/29/16	8,049,568	532,692	8,582,260	4,962,733	—	62,633	35,927

Total		$80,261,449	$3,318,664	$83,580,113	$31,336,879	$541,791	$872,743	$485,042

(1)	The allocations noted above are based on a preliminary determination of the fair value of the total consideration provided. Such valuations may change as we complete our purchase price accounting.
(2)	The operating results of the facilities acquired above have been included in our statement of operations since their respective acquisition date.
(3)	Property operating income excludes corporate general and administrative expenses, asset management fees, interest expense, depreciation, amortization and acquisition expenses.
(4)	Allocation based on CAD/USD exchange rates as of date of acquisition.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

The purchase price allocations included above are preliminary and therefore, subject to change upon the completion of our analysis of appraisals and other information related to the acquisitions. We anticipate finalizing the purchase price allocations within one year of their acquisition date, as further evaluations are completed and additional information is received from third parties.

We incurred acquisition fees to our Advisor related to the above property acquisitions of approximately $1.4 million for the three months ended March 31, 2016.

Note 4. Pro Forma Financial Information (Unaudited)

The table set forth below summarizes on an unaudited pro forma basis the combined results of operations of the Company for the three months ended March 31, 2016, and 2015 as if the Company’s acquisitions were completed as of January 1, 2015. This pro forma information does not purport to represent what the actual results of operations of the Company would have been for the periods indicated, nor do they purport to predict the results of operations for future periods.

	For the three months ended
	March 31, 2016	March 31, 2015
Pro forma revenue	$6,777,261	$6,497,583
Pro forma operating expenses	8,060,123	7,808,883
Pro forma net loss attributable to common shareholders	(2,204,564)	(4,519,140)

The pro forma financial information for the three months ended March 31, 2016 and 2015 were adjusted to exclude approximately $2.7 million and $2.3 million, respectively, for acquisition related expenses.

Note 5. Secured Debt

Amended KeyBank Credit Facility

On December 22, 2015, we, through our Operating Partnership, and certain affiliated entities, entered into an amended and restated revolving credit facility (the “Amended KeyBank Credit Facility”) with KeyBank National Association (“KeyBank”), as administrative agent and KeyBanc Capital Markets, LLC, as the sole book runner and sole lead arranger, and Texas Capital Bank, N.A., and Comerica Bank as co-lenders. The Amended KeyBank Credit Facility replaced our term credit facility with KeyBank in which we had a maximum borrowing capacity of approximately $71.3 million.

Under the terms of the Amended KeyBank Credit Facility, we initially had a maximum borrowing capacity of $105 million. It is anticipated that the Amended KeyBank Credit Facility will be used to fund our future self storage property acquisitions. The Amended KeyBank Credit Facility may be increased to a maximum credit facility size of $500 million, in minimum increments of $10 million, which KeyBank will arrange on a best efforts basis.

On February 18, 2016, we entered into a first amendment and joinder to amended and restated credit agreement (the “First Amendment”) with KeyBank. Under the terms of the First Amendment, we added an additional $40 million to our maximum borrowing capacity for a total of $145 million with the admission of US Bank National Association (the “Subsequent Lender”). It is anticipated that the additional borrowing capacity will be used to fund our future self storage property acquisitions. The Subsequent Lender also became a party to the Amended KeyBank Facility through a joinder agreement in the First Amendment.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

The Amended KeyBank Credit Facility is a revolving loan with an initial term of three years, maturing on December 22, 2018, with two one-year extension options subject to certain conditions outlined further in the credit agreement for the Amended KeyBank Credit Facility (the “Amended Credit Agreement”). Payments due pursuant to the Amended KeyBank Credit Facility are interest-only for the first 36 months and a 30-year amortization schedule thereafter. The Amended KeyBank Credit Facility bears interest based on the type of borrowing. The ABR Loans bear interest at the lesser of (x) the Alternate Base Rate (as defined in the Amended Credit Agreement) plus the Applicable Rate, or (y) the Maximum Rate (as defined in the Amended Credit Agreement). The Eurodollar Loans bear interest at the lesser of (a) the Adjusted LIBO Rate (as defined in the Amended Credit Agreement) for the Interest Period in effect plus the Applicable Rate, or (b) the Maximum Rate (as defined in the Amended Credit Agreement). The Applicable Rate corresponds to our total leverage, as specified in the Amended Credit Agreement. For any ABR Loans, the Applicable Rate is 125 basis points if our total leverage is less than 50%, and 150 basis points if our leverage is greater than 50%. For any Eurodollar Loan, the Applicable Rate is 225 basis points if our total leverage is less than 50% and 250 basis points if our total leverage is greater than 50%.

The Amended KeyBank Credit Facility is fully recourse and is secured by cross-collateralized first mortgage liens on 29 Mortgaged Properties (as defined in the Amended Credit Agreement). The Amended KeyBank Credit Facility may be prepaid or terminated at any time without penalty, provided, however, that the Lenders (as defined in the Amended Credit Agreement) shall be indemnified for any breakage costs. Pursuant to that certain guaranty (the “KeyBank Guaranty”), dated December 22, 2015, in favor of the Lenders, we serve as a guarantor of all obligations due under the Amended KeyBank Credit Facility.

Under certain conditions, the Borrower may cause the release of one or more of the properties serving as collateral for the Amended KeyBank Credit Facility, provided that no default or event of default is then outstanding or would reasonably occur as a result of such release, and after taking into account any prepayment of outstanding Loans (as defined in the Amended Credit Agreement) necessary to maintain compliance with the financial covenants.

The Amended KeyBank Credit Facility contains a number of other customary terms and covenants, including the following (capitalized terms are as defined in the Amended Credit Agreement): the aggregate borrowing base availability under the Amended KeyBank Facility is limited to the lesser of: (1) 60% of the Pool Value of the properties in the collateral pool, or (2) an amount that would provide a minimum Debt Service Coverage Ratio of no less than 1.35 to 1.0; and we must meet the following financial tests, calculated as of the close of each fiscal quarter: (1) a Total Leverage Ratio of no more than 60%; (2) a Tangible Net Worth not at any time to be less than the Base Amount plus 80% of Net Equity Proceeds received after the Effective Date; (3) an Interest Coverage Ratio of no less than 1.85 to 1.0; (4) a Fixed Charge Ratio of no less than 1.6 to 1.0; (5) a ratio of varying rate Indebtedness to total Indebtedness not in excess of 30%; (6) a Loan to Value Ratio of not greater than 60%; and (7) a Debt Service Coverage Ratio of not less than 1.35 to 1.0.

Additionally, on May 21, 2015, our Operating Partnership purchased an interest rate cap with a notional amount of $50 million, such that in no event will our interest rate exceed 5.25% thereon through June 1, 2016.

As of March 31, 2016, there was no outstanding principal balance under the Amended KeyBank Facility. As of December 31, 2015, the outstanding principal balance under the Amended KeyBank Facility was $10.0 million.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Additional Secured Debt

The components of secured debt, excluding the Amended KeyBank Facility described above, are summarized as follows:

	March 31, 2016	December 31, 2015
Fixed Rate Debt
Loans with banks bearing interest at fixed rates between 5.73% and 5.98%. The loans are secured by self storage facilities. Principal and interest payments are made monthly with all outstanding principal and interest due between October 2018 and September 2023. Approximately $10.3 million of these loans are denominated in Canadian dollars.	$22,648,289	$12,437,841
Variable Rate Debt
Canadian dollar denominated loans with banks bearing floating interest rates based on Canadian Prime, or the Canadian Dealer Offered Rate (“CDOR”). Interest rates based on Canadian Prime are Canadian Prime plus 1.75%. Interest rates based on CDOR have a spread between 2.5% and 4.05%. The loans are secured by storage facilities. Payments are made monthly with all outstanding principal and interest due between December 2017 and February 2021.	22,965,261	—

Total	45,613,550	12,437,841
Premium on secured debt, net	1,344,054	799,396
Debt issuance costs, net	(580,511)	(207,462)

Total	$46,377,093	$13,029,775

As of March 31, 2016, we provided guarantees totaling approximately $16.7 million in connection with five of the Canadian dollar denominated loans. We are subject to certain restrictive covenants relating to the outstanding secured debt.

The following table presents the future principal payment requirements on outstanding secured debt as of March 31, 2016:

2016	$192,135
2017	8,081,893
2018	12,584,156
2019	209,893
2020	220,483
2021 and thereafter	24,324,990

Total payments	45,613,550
Premium on secured debt, net	1,344,054
Debt issuance costs, net	(580,511)

Total	$46,377,093

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Note 6. Preferred Equity

Issuance of Preferred Units by our Operating Partnership

On November 3, 2014, we and our Operating Partnership entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (the “Unit Purchase Agreement”) with the Preferred Investor, a wholly-owned subsidiary of SmartStop Self Storage Operating Partnership, L.P. Pursuant to the Unit Purchase Agreement, the Preferred Investor agreed to provide up to $65 million through a preferred equity investment in our Operating Partnership (the “Preferred Equity Investment”), to be used solely for investments in self storage properties, as described in the underlying documents, in exchange for up to 2.6 million preferred units of limited partnership interest of our Operating Partnership (the “Preferred Units”), each having a liquidation preference of $25.00 per Preferred Unit (the “Liquidation Amount”), plus all accumulated and unpaid distributions.

In addition to the Unit Purchase Agreement, we and our Operating Partnership entered into a Second Amended and Restated Limited Partnership Agreement of the Operating Partnership (the “Second Amended and Restated Limited Partnership Agreement”) and Amendment No. 1 to the Second Amended and Restated Limited Partnership Agreement (the “Amendment”). The Second Amended and Restated Limited Partnership Agreement authorizes the issuance of additional classes of units of limited partnership interest in the Operating Partnership, establishes a new series of preferred units of limited partnership interest in the Operating Partnership and sets forth other necessary corresponding changes. All other terms of the Second Amended and Restated Limited Partnership Agreement remained substantially the same. The Amendment sets forth key terms of the Preferred Units, some of which are discussed below.

In a number of transactions, the Preferred Investor invested a total of $59.5 million in our Operating Partnership and was issued approximately 2.4 million preferred units. As of December 31, 2015, we had redeemed all of the Preferred Units.

The holders of the Preferred Units received current distributions (the “Current Distributions”) at a rate of a one-month LIBOR plus 6.5% per annum on the Liquidation Amount, payable monthly and calculated on an actual/360 basis. In addition to the Current Distributions, our Operating Partnership had the obligation to elect either (A) to pay the holder of the Preferred Units additional distributions monthly in an amount equal to: (i) 4.35% per annum of the Liquidation Amount through March 31, 2017; and (ii) beginning April 1, 2017, 6.35% per annum of the Liquidation Amount or (B) defer the additional distributions ( the “Deferred Distributions”) in an amount that accumulated monthly in an amount equal to (i) LIBOR plus 10.85% of the Deferred Distributions through March 31, 2017; and (ii) beginning April 1, 2017, LIBOR plus 12.85% of the Deferred Distributions.

Note 7. Related Party Transactions

Fees to Affiliates

Our Advisory Agreement with our Advisor and dealer manager agreement (“Dealer Manager Agreement”) with our Dealer Manager, entitle our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Organization and Offering Costs

Organization and offering costs of the Offering may be paid by our Advisor on our behalf and will be reimbursed to our Advisor from the proceeds of our Offering. Organization and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) paid by us in connection with the Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable organization and offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. Our Advisor must reimburse us within 60 days after the end of the month which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Advisory Agreement

We do not have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement. We are required under our Advisory Agreement to reimburse our Advisor for organization and offering costs; provided, however, our Advisor is required to reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Our Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees and organization and offering expenses, are in excess of 15% of gross proceeds from the Offering.

Our Advisor receives acquisition fees equal to 1.75% of the contract purchase price of each property we acquire plus reimbursement of any acquisition expenses incurred by our Advisor. Our Advisor also receives a monthly asset management fee equal to 0.05208%, which is one-twelfth of 0.625%, of our aggregate asset value, as defined.

Under our Advisory Agreement, our Advisor receives disposition fees in an amount equal to the lesser of (i) one-half of the competitive real estate commission or (ii) 1% of the contract sale price for each property we sell, as long as our Advisor provides substantial assistance in connection with the sale. The total real estate commissions paid (including the disposition fee paid to our Advisor) may not exceed the lesser of a competitive real estate commission or an amount equal to 6% of the contract sale price of the property.

Our Advisor is also entitled to various subordinated distributions pursuant to our Operating Partnership Agreement if we (1) list our shares of common stock on a national exchange, (2) terminate our Advisory Agreement (other than a voluntary termination), (3) liquidate our portfolio, or (4) enter into an Extraordinary Transaction, as defined in the Operating Partnership Agreement.

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Beginning four fiscal quarters after we acquired our first real estate asset, our Advisor is required to pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified

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March 31, 2016

based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified. Our aggregate annual operating expenses, as defined, did not exceed the thresholds described above.

Dealer Manager Agreement

Our Dealer Manager receives a sales commission of up to 7.0% of gross proceeds from sales of Class A Shares and up to 2.0% of gross proceeds from the sales of Class T Shares in the Primary Offering and a dealer manager fee up to 3.0% of gross proceeds from sales of both Class A Shares and Class T Shares in the Primary Offering under the terms of the Dealer Manager Agreement. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T Shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of both Class A Shares and Class T Shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fifth anniversary of the last day of the fiscal quarter in which our Public Offering (excluding our distribution reinvestment plan offering) terminates; and (iv) the date that such Class T Share is redeemed or is no longer outstanding. Our Dealer Manager has entered into participating dealer agreements with certain other broker-dealers which authorizes them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager re-allows all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager also receives reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses will be considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Public Offering, may not exceed 3% of gross offering proceeds from sales in the Public Offering.

Affiliated Dealer Manager

Our Chief Executive Officer and President owned, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager through August 31, 2014. Effective, August 31, 2014, SmartStop indirectly owned the 15% non-voting equity interest in our Dealer Manager, pursuant to the Self Administration and Investment Management Transaction. Effective October 1, 2015, in connection with the Merger, the 15% non-voting equity interest in our Dealer Manager is now owned by our Sponsor. An affiliate of our Dealer Manager continues to own a 2.5% non-voting membership interest in our Advisor.

Property Management Agreement

Through September 30, 2015, each of our self storage properties was managed by our Property Manager under separate property management agreements. Under each agreement, our Property Manager received a fee for its services in managing our properties, generally equal to the greater of $3,000 or 6% of the gross revenues from the properties plus reimbursement of the Property Manager’s costs of managing the properties. Reimbursable

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

costs and expenses included wages and salaries and other expenses of employees engaged in operating, managing and maintaining our properties. Our Property Manager also received a one-time fee for each property acquired by us that was managed by our Property Manager in the amount of $3,750. In the event that our Property Manager assisted with the development or redevelopment of a property, we paid a separate market-based fee for such services. In addition, our Property Manager was entitled to a construction management fee equal to 5% of the cost of construction or capital improvement work in excess of $10,000 and an administration fee equal to $0.50 a month for each insurance policy purchased by a tenant at one of our properties in connection with the tenant insurance program. Additionally, each agreement included a non-solicitation provision and a provision regarding the Property Manager’s use of trademarks and other intellectual property owned by SmartStop.

As of October 1, 2015, each of our self storage properties located in the United States are subject to separate property management agreements with our Property Manager, which in turn has entered into sub-property management agreements with an affiliate of Extra Space, which provides on-site management of our properties. Such agreements were entered into effective on October 1, 2015. Under the property management agreements, our Property Manager receives a monthly management fee of $2,500 or 6% of the gross revenues, whichever is greater, plus reimbursement of the Property Manager’s costs of managing the properties. Extra Space agreed to pay up to $25,000 for each property managed toward the signage and set-up costs associated with converting each property to the Extra Space brand (the “Set-Up Amount”). The property management agreements have a three year term and automatically renew for successive one year periods thereafter, unless we or our Property Manager provides prior written notice at least 90 days prior to the expiration of the term. We may terminate a property management agreement without cause at any time during the initial three year term if we pay the Property Manager a termination fee equal to the Set-Up Amount, reduced by 1/36th of the Set-Up Amount for every full month of the term. After the end of the initial three year term, we may terminate a property management agreement on 30 days prior written notice without payment of a termination fee. Our Property Manager may terminate a property management agreement on 60 days prior written notice to us.

The sub-property management agreements between our Property Manager and Extra Space are substantially the same as the property management agreements between us and our Property Manager. Under the sub-property management agreements, our Property Manager pays Extra Space a monthly management fee of $2,500 or 6% of the gross revenues, whichever is greater, plus reimbursement of Extra Space’s costs of managing the properties; provided, however that no management fee is due and payable to Extra Space for the months of January and July each year during the term. Extra Space has the exclusive right to offer tenant insurance to the tenants and is entitled to all of the benefits of such tenant insurance. The sub-property management agreements also have a three year term and automatically renew for successive one year periods thereafter, unless our Property Manager or Extra Space provides prior written notice at least 90 days prior to the expiration of the term. Our Property Manager may terminate the sub-property management agreement without cause at any time during the initial three year term if it pays Extra Space a termination fee equal to the Set-Up Amount, reduced by 1/36th of the Set-Up Amount for every full month of the term. After the end of the initial three year term, our Property Manager may terminate a sub-property management agreement on 30 days prior written notice without payment of a termination fee. Extra Space may terminate a property management agreement on 60 days prior written notice to our Property Manager.

In addition, we entered into an agreement with Extra Space and our Property Manager in which we agreed that, subject to certain limitations, our Property Manager will retain Extra Space as sub-property manager for all self storage properties we acquire in the United States that will be managed by our Property Manager.

Our self storage properties located in Canada are subject to separate property management agreements with our Property Manager, which are substantially similar to our property management agreements for our properties in the United States prior to September 30, 2015, except there is an agreement to share net tenant insurance revenues equally between us and our Property Manager.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the year ended December 31, 2015 and the three months ended March 31, 2016, as well as any related amounts payable as of December 31, 2015 and March 31, 2016:

	Year Ended December 31, 2015			Three Months Ended March 31, 2016
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$1,200,003	$1,988,533	$47,971	$192,452	$83,813	$156,610
Asset management fees	865,757	888,011	—	332,497	311,960	46,902
Property management fees(1)	1,259,135	1,306,422	—	368,812	321,910	20,537
Acquisition expenses	2,776,679	3,479,712	—	1,623,205	1,623,205	—
Capitalized
Deferred financing costs	214,006	655,879	—	—	—	—
Other assets	77,556	539,048	—	—	—	—
Additional Paid-in Capital
Selling commissions	14,761,271	14,761,271	—	8,161,491	8,161,491	—
Dealer Manager fee	3,690,318	3,535,685	160,512	2,390,114	2,267,141	283,485
Offering costs	319,882	2,125,798	—	111,741	111,741	—

Total	$25,164,607	$29,280,359	$208,483	$13,180,312	$12,881,261	$507,534

(1)	During the year ended December 31, 2015, property management fees included approximately $0.3 million of fees paid to the sub-property manager of our properties. During the three months ended March 31, 2016, property management fees included approximately $0.3 million of fees paid to the sub-property manager of our properties.

Extra Space Self Storage

In connection with the Merger of SmartStop into Extra Space, certain of our executive officers, including H. Michael Schwartz, Paula Mathews, Michael McClure and James Berg, received units of limited partnership interest in Extra Space Storage LP, the operating partnership for Extra Space, in exchange for units of limited partnership of SmartStop Self Storage Operating Partnership, L.P., the operating partnership for SmartStop, owned by such executives.

Tenant Protection Plan

During the first quarter of 2016, in connection with our acquisitions of properties located in Canada, our board of directors approved our participation in a tenant protection plan pursuant to which we will receive 50% of the net revenues generated for each tenant protection plan purchased by a customer at our Canadian properties and our Property Manager will receive the other 50% of such net revenues.

Note 8. Commitments and Contingencies

Distribution Reinvestment Plan

We have adopted an amended and restated distribution reinvestment plan that allows both our Class A and Class T stockholders to have distributions otherwise distributable to them invested in additional shares of our Class A and Class T Shares, respectively. Beginning April 21, 2016, the purchase price per share is equivalent to our estimated value per share of $10.09. We may amend or terminate the amended and restated distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. No sales commissions or dealer manager fee will be paid on shares sold through the amended and restated distribution reinvestment plan. As of March 31, 2016 we had sold approximately 302,000 shares through our distribution reinvestment plan offering for Class A Shares and approximately 4,000 shares for our Class T Shares.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Share Redemption Program

We adopted a share redemption program that enables stockholders to sell their shares to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption.

Our board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders. The complete terms of our share redemption program are described in our prospectus.

The amount that we may pay to redeem stock for redemptions is the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number Years Held	Redemption Price
Less than 1	No Redemption Allowed
1 or more but less than 3	90.0% of Redemption Amount
3 or more but less than 4	95.0% of Redemption Amount
4 or more	100.0% of Redemption Amount

At any time we are engaged in an offering of shares, the Redemption Amount for shares purchased under our share redemption program will always be equal to or lower than the applicable per share offering price. As long as we are engaged in an offering, the Redemption Amount shall be the lesser of the amount the stockholder paid for their shares or the price per share in the current Offering. If we are no longer engaged in an offering, the per share Redemption Amount will be determined by our board of directors. Our board of directors will announce any redemption price adjustment and the time period of its effectiveness as a part of its regular communications with our stockholders. At any time the redemption price during an offering is determined by any method other than the offering price, if we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales, the per share redemption price will be reduced by the net sale proceeds per share distributed to investors prior to the redemption date as a result of the sale of such property in the special distribution. Our board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of directors does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds.

There are several limitations on our ability to redeem shares under the share redemption program including, but not limited to:

•	Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” (as defined under the share redemption program) or bankruptcy, we may not redeem shares until the stockholder has held his or her shares for one year.

•	During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

•	The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan.

•	We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

For the three months ended March 31, 2016, we received eight redemption requests for an aggregate of approximately 53,000 shares (approximately $530,000), which was included in accounts payable and accrued liabilities as of March 31, 2016 and fulfilled in April 2016. For the three months ended March 31, 2015, we did not receive any requests for redemptions.

Operating Partnership Redemption Rights

The limited partners of our Operating Partnership have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as our Advisor is acting as our advisor under the Advisory Agreement.

Other Contingencies

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. We are not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

Note 9. Declaration of Distributions

On March 22, 2016, our board of directors declared a distribution rate for the second quarter of 2016 of $0.00163934426 per day per share on the outstanding shares of common stock payable to both Class A and Class T stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on April 1, 2016 and continuing on each day thereafter through and including June 30, 2016. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Note 10. Selected Quarterly Data (Unaudited)

The following is a summary of quarterly financial information for the periods shown below:

	Three months ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
Total revenues	$3,006,780	$4,488,212	$5,053,724	$5,356,983	$6,234,589
Total operating expenses	$5,925,633	$5,613,146	$5,989,195	$5,454,605	$10,048,926
Operating loss	$(2,918,853)	$(1,124,934)	$(935,471)	$(97,622)	$(3,814,337)
Net loss	$(3,580,205)	$(1,990,815)	$(1,854,575)	$(1,511,945)	$(4,508,654)
Net loss attributable to common shareholders	$(4,979,729)	$(4,037,637)	$(3,739,454)	$(2,534,121)	$(4,505,204)
Net loss per Class A Share-basic and diluted	$(2.26)	$(1.36)	$(0.82)	$(0.18)	$(0.17)
Net loss per Class T Share-basic and diluted	$—	$—	$—	$(0.18)	$(0.17)

Note 11. Potential Acquisitions

Potential Acquisition of Two Properties in Oakland, California

On March 25, 2016, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of two self storage facilities located in the metropolitan area of Oakland, California (the “Oakland Properties”). The purchase price for the Oakland Properties is approximately $50 million, plus closing costs and acquisition fees. We expect to close on the acquisition of the Oakland Properties in the second quarter of 2016 and to fund such acquisition with net proceeds from our Offering and an assumption of an existing mortgage. There can be no assurance that we will complete the acquisition. If we fail to acquire the Oakland Properties, in addition to the incurred acquisition costs, we may also forfeit earnest money as a result.

Potential Acquisition of 27 Property Portfolio

On March 25, 2016, one of our subsidiaries executed purchase and sale agreements with unaffiliated third parties for the acquisition of 22 self storage facilities (10 in Florida, 11 in North Carolina, and one in Maryland), four parcels of land adjacent to the North Carolina properties and one redevelopment property in North Carolina (the “27 Property Portfolio”). The purchase price for the 27 Property Portfolio is approximately $371 million, plus closing costs and acquisition fees. We expect to close on the acquisition of the 27 Property Portfolio in the second and/or third quarters of 2016 and to fund such acquisition with net proceeds from our Offering, a drawdown on our existing credit facility, an assumption of an existing mortgage, and other potential debt financing. There can be no assurance that we will complete the acquisition. If we fail to acquire the 27 Property Portfolio, in addition to the incurred acquisition costs, we may also forfeit earnest money as a result.

Potential Acquisition—Sonoma, California

On April 8, 2016, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a storage facility located in Sonoma, California (the “Sonoma Property”). The purchase price for the Sonoma Property is approximately $6.9 million, plus closing costs and acquisition fees. We expect to close on the acquisition of the Sonoma Property in the second quarter of 2016 and to fund such acquisition with net proceeds from our Offering and a draw down on our credit facility and/or assumption of an existing mortgage. There can be no assurance that we will complete the acquisition. If we fail to acquire the Sonoma Property, in addition to the incurred acquisition costs, we may also forfeit earnest money as a result.

STRATEGIC STORAGE TRUST II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Potential Acquisition—Silverado Ranch Road—Las Vegas, Nevada

On May 6, 2016, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a storage facility located in Las Vegas, Nevada (the “Silverado Ranch Road Property”). The purchase price for the Silverado Ranch Road Property is approximately $13.9 million, plus closing costs and acquisition fees. We expect to close on the acquisition of the Silverado Ranch Road Property in the third quarter of 2016 and to fund such acquisition with net proceeds from our Offering and a draw down on our credit facility. There can be no assurance that we will complete the acquisition. If we fail to acquire the Silverado Ranch Road Property, in addition to the incurred acquisition costs, we may also forfeit earnest money as a result.

Potential Acquisition—Pollock Drive—Las Vegas, Nevada

On May 10, 2016, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a storage facility located in Las Vegas, Nevada (the “Pollock Drive Property”). The purchase price for the Pollock Drive Property is approximately $14.2 million, plus closing costs and acquisition fees. We expect to close on the acquisition of the Pollock Drive Property in the third quarter of 2016 and to fund such acquisition with net proceeds from our Offering and a draw down on our credit facility. There can be no assurance that we will complete the acquisition. If we fail to acquire the Pollock Drive Property, in addition to the incurred acquisition costs, we may also forfeit earnest money as a result.

Note 12. Subsequent Events

Acquisitions

Acquisition – Seven Property Portfolio

On April 20, 2016, we purchased seven self storage facilities (the “Seven Property Portfolio”), five of which are located in Ohio and two of which are located in Indiana. We acquired the Seven Property Portfolio from certain subsidiaries of Extra Space for a purchase price of $18.0 million, plus closing costs and acquisition fees. Our Advisor earned approximately $0.3 million in acquisition fees in connection with the acquisition. We financed the acquisition of the Seven Property Portfolio with net proceeds from our Offering.

Acquisition – Port St. Lucie, Florida

On April 29, 2016, we purchased a self storage facilities (the “Port St. Lucie Property”), located in Florida. We acquired the Port St. Lucie Property from an unaffiliated third party for a purchase price of approximately $9.3 million, plus closing costs and acquisition fees. Our Advisor earned approximately $0.2 million in acquisition fees in connection with this acquisition. We financed the acquisition of the Port St. Lucie Property with net proceeds from our Offering.

Acquisition – Sacramento, California

On May 9, 2016, we purchased a self storage facility (the “Sacramento Property”), located in California. We acquired the Sacramento Property from an unaffiliated third party for a purchase price of approximately $8.2 million, plus closing costs and acquisition fees. Our Advisor earned approximately $140,000 in acquisition fees in connection with this acquisition. We financed the acquisition of the Sacramento Property with net proceeds from our Offering.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

Offering Status

As of May 10, 2016, in connection with our Offering we have issued approximately 36.9 million Class A Shares of our common stock and approximately 2.8 million Class T Shares of our common stock for gross proceeds of approximately $367.8 million and approximately $26.6 million, respectively.

Appendix A SUBSCRIPTION AGREEMENT [GRAPHIC APPEARS HERE] YOUR INITIAL INVESTMENT Make all checks* payable to: “STRATEGIC STORAGE TRUST II, INC.” *Cash, cashier’s checks/official bank checks under $10,000, foreign checks, money orders, third party checks, temporary/starter checks, or traveler’s checks are not accepted. The minimum initial investment is $5,000**. Additional investments (minimum $100). Investment Amount: $             Existing Account#: ** Unless otherwise described in the prospectus. Share class selection (required) ☐ Class A Share☐ Class T Share ☐☐ By Mail –Attach a check made payable to Strategic Storage Trust II, Inc. ☐☐ By Wire – UMB Bank, N.A., 1010 Grand, 4th Floor, Kansas City, MO 64106, ABA# 101000695 Strategic Storage Trust II, Inc. Account# 9871879437. When sending a wire, please request that the wire references the subscriber’s name in order to assure the wire is credited to the proper account. ☐☐ Asset Transfer – Attach a copy of the asset transfer form. Original to be sent to the transferring institution. ☐☐ Waiver of Commission—Please check this box if you are eligible for a waiver of commission. Waivers of commissions are available for purchases through an affiliated investment advisor, participating Broker-Dealer or its retirement plan, or for a representative of a participating Broker-Dealer or his or her retirement plan or family member(s). ☐ Registered Investment Advisor (RIA): If this box is checked, commission will be waived. All sales of securities must be made through a Broker-Dealer. If an RIA has introduced a sale, the sale must be conducted through (1) the RIA in his or her capacity as a Registered Representative of a Broker-Dealer, if applicable; (2) a Registered Representative of a Broker-Dealer which is affiliated with the RIA, if applicable; or (3) if neither (1) nor (2) is applicable, an unaffiliated Broker-Dealer. (Section 6 must be filled in) FORM OF OWNERSHIP (Select only one) Non-Custodial Ownership ☐ Individual Ownership ☐ Joint Tenants with Rights of Survivorship –All parties must sign. ☐☐ Community Property –All parties must sign. ☐☐ Tenant In Common –All parties must sign. ☐☐ Corporate Ownership –Authorized signature required. Include copy of corporate resolution. ☐S-Corp. ☐C-Corp. ☐☐ Partnership Ownership –Authorized signature required. Include copy of partnership agreement. ☐☐ Estate –Authorized representative(s) signature required. Name of Authorized Representative(s) Include a copy of the court appointment dated within 90 days. ☐☐ Trust – Include a copy of the first and last page of the trust. Name of Trustee(s) ☐☐ Transfer on Death –Complete Transfer on Death form to effect designation. ☐ Uniform Gift to Minors Act / Uniform Transfers to Minors Act –Custodian signature required in Section 7. State of Custodian for ☐ Pension Plan and Profit Sharing Plan (Non-Custodian) – Include a copy of the first and last pages of the plan. ☐☐ Other – Include a copy of any pertinent documents. Custodial Ownership (Send completed forms to custodian) ☐☐ Traditional IRA –Custodian signature required in Section 7. ☐☐ Simple IRA –Custodian signature required in Section 7. ☐☐ Roth IRA –Custodian signature required in Section 7. ☐☐ KEOGH Plan –Custodian signature required in Section 7. ☐☐ Simplified Employee Pension / Trust (SEP) ☐☐ Pension / Profit-Sharing Plan / 401k –Custodian signature required in Section 7. ☐ Required for custodial ownership accounts Name of Custodian, Trustee, or Other Administrator Mailing Address City, State & Zip Code Custodian Information –To be completed by Custodian listed above. Custodian Tax ID# Custodian Account # Custodian Telephone # Special Instructions

ADDRESS INFORMATION Subscriber Information (All fields must be completed) Investor Co-Investor Investor Social Security Number / Tax ID Number Co-Investor Social Security Number / Tax ID Number Birth Date / Articles of Incorporation (MM/DD/YY) Co-Investor Birth Date (MM/DD/YY) Please indicate Citizenship Status☐☐ U.S. Citizen ☐☐ Resident Alien – Country of Origin             ☐☐ Non-resident Alien – Country of Origin              Residence Address (No P.O. Box allowed) Street Address City State Zip Code Home Telephone Business Telephone Email Address Mailing Address* (if different from above – P.O. Box allowed) Street Address City State Zip Code *If the co-investor resides at another address, please attach that address to the subscription agreement Complete this section to enroll in the Distribution Reinvestment Plan or to elect to receive distributions by check mailed to you, by check mailed to a third-party or alternate address, or by direct deposit. Custodial held accounts may only select option 1 or option 5 without the custodian’s approval. I elect the distribution option(s) indicated below: (Total must equal 100%) 1. ☐☐ Participate in the Distribution Reinvestment Plan (see Prospectus for details)             % 2. ☐☐ Check mailed to the residence address set forth in Section 3 above             % 3. ☐☐ Check mailed to the mailing address set forth in Section 3 above             % 4. ☐☐ Check Mailed to Third-Party / Alternate Address             % To direct distributions to a party other than the registered owner, please provide applicable information below. Name /Entity Name / Financial Institution Account No. Mailing Address City State Zip Code 5. ☐☐ Sent to Custodian (Custodian held accounts only)             % 6. ☐☐ Direct Deposit             % Please attach a pre-printed voided check. (Non-Custodian Investors Only) By signing this agreement, I authorize Strategic Storage Trust II, Inc., or its agent, to deposit my distribution to my checking or savings account. This authority will remain in force until I notify Strategic Storage Trust II, Inc., or its agent, in writing to cancel it. In the event that Strategic Storage Trust II, Inc., or its agent, deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit. Please Attach a Pre-printed Voided Check Here (The above services cannot be established without a pre-printed voided check.) Financial Institution: Your Bank’s ABA Routing Number (1): Your Bank Account Number (2): ☐☐ Checking Account ☐☒ Savings Account Regular Mail: Strategic Storage Trust II, Inc. c/o DST Systems, Inc., P.O. Box 219406, Kansas City, MO 64121-9406 Overnight Mail: Strategic Storage Trust II, Inc. c/o DST Systems, Inc., 430 W. 7th Street, Kansas City, MO 64105 Wire Information: UMB Bank, N.A., 1010 Grand, 4th Floor, Kansas City, MO 64106 ABA# 101000695 Account# 9871879437 Investor Services Toll Free Phone Line: 866.418.5144

ELECTRONIC DELIVERY OF REPORTS AND UPDATES I authorize Strategic Storage Trust II, Inc. to make available on its website at www.strategicreit.com and through a CD with links to a website its quarterly reports, annual reports, proxy statements, prospectus supplements or other reports required to be delivered to me, as well as any property or marketing updates, and to notify me via e-mail when such reports or updates are available in lieu of receiving paper documents. (You must provide an e-mail address if you choose this option.) Initial here E-mail address: BROKER-DEALER/FINANCIAL ADVISOR INFORMATION (All fields must be completed) The Financial Advisor must sign below to complete the order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence. Broker-Dealer Name Broker-Dealer Mailing Address City State Zip Code Broker-Dealer CRD Number Telephone Number Fax Number Financial Advisor Firm Name & Branch Number Financial Advisor Name Advisor Mailing Address City State Zip Code Rep ID Branch Number Telephone Number E-mail Address Fax Number The undersigned confirm on behalf of the Broker-Dealer that they (1) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (2) have discussed such investor’s prospective purchase of shares with such investor; (3) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (4) have delivered a current Prospectus and related supplements, if any, to such investor; (5) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; and (6) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto. X X Financial Advisor Signature Date State of Sale Branch Manager Signature (If required by Broker-Dealer) Date SUBSCRIBER SIGNATURES Strategic Storage Trust II, Inc. is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, Strategic Storage Trust II, Inc. may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account. If you participate in the Distribution Reinvestment Plan or make subsequent purchases of shares of Strategic Storage Trust II, Inc., we request that you notify Strategic Storage Trust II, Inc. and your Broker-Dealer in writing at any time there is a material change in your financial condition, including failure to meet the minimum income and net worth standards applicable to this offering. Regular Mail: Strategic Storage Trust II, Inc. c/o DST Systems, Inc., P.O. Box 219406, Kansas City, MO 64121-9406 Overnight Mail: Strategic Storage Trust II, Inc. c/o DST Systems, Inc., 430 W. 7th Street, Kansas City, MO 64105 Wire Information: UMB Bank, N.A., 1010 Grand, 4th Floor, Kansas City, MO 64106 ABA# 101000695 Account# 9871879437 Investor Services Toll Free Phone Line: 866.418.5144

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf. In order to induce Strategic Storage Trust II, Inc. to accept this subscription, I hereby represent and warrant to you as follows: [ALL ITEMS MUST BE READ AND INITIALED.] Owner Joint Owner/ Custodian (1) I have received the final Prospectus of Strategic Storage Trust II, Inc. (2) I have (i) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more, or (ii) a net worth (as described above) of at least $70,000 and have a minimum of $70,000 gross annual income, or that I meet the higher suitability requirements imposed by my state of primary residence as set forth in the Prospectus under “SUITABILITY STANDARDS.” I will not purchase additional shares unless I meet those suitability requirements at the time of purchase. (3) I acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid. (4) I am purchasing the shares for my own account or, if I am purchasing shares on behalf of a trust or other entity of which I am trustee or authorized agent, then I represent that I have due authority to execute the Subscription Agreement/Signature Page and do hereby legally bind the trust or other entity of which I am trustee or authorized agent. (5) If I am an Alabama resident, I acknowledge that shares will only be sold to residents of the State of Alabama representing that they have a liquid net worth of at least 10 times their investment in this company and its affiliates. If I am an Iowa or New Mexico resident, I acknowledge that, in addition to meeting this company’s suitability standards, the States of Iowa and New Mexico require that each investor in such states will limit his or her investment in this company, its affiliates and other non-traded real estate investment programs to not more than 10% of their liquid net worth. “Liquid net worth” is that portion of an investor’s net worth that is comprised of cash, cash equivalents and readily marketable securities. If I am a Kansas resident, I acknowledge that it is recommended by the office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other non-traded REITs. “Liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities. If I am a Kentucky resident, I acknowledge that shares will only be sold to residents of the State of Kentucky representing that they have a liquid net worth of at least 10 times their investment in this company’s securities and the securities of its affiliates. If I am a Maine resident, I acknowledge that the Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities. If I am a Massachusetts resident, I acknowledge that shares will only be sold to residents of Massachusetts representing that they have a liquid net worth of at least 10 times their investment in this company and other direct participation investments. If I am a Nebraska resident, I acknowledge that, in addition to meeting this company’s suitability requirements, Nebraska investors must limit their investment in this company and in the securities of other similar programs to 10% of such investor’s net worth. An investment by a Nebraska investor that is an accredited investor within the meaning of the Federal securities laws is not subject to the foregoing limitations. If I am a New Jersey resident, I acknowledge that it is required by the State of New Jersey that New Jersey investors have either (i) a liquid net worth (not including home, furnishings and personal automobiles) of at least $100,000 and an annual gross income of at least $100,000, or (ii) a liquid net worth (not including home, furnishings and personal automobiles) of at least $250,000, and that such investors not invest, in the aggregate, more than 10% of their liquid net worth in an investment in this company, its affiliates, and other direct participation investments. “Liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities. If I am a North Dakota resident, I acknowledge that shares will only be sold to residents of the State of North Dakota representing that they have a net worth of at least 10 times their investment in this company and that they meet one of this company’s suitability standards. If I am an Ohio resident, I acknowledge that Ohio investors must limit their aggregate investment in this company, our affiliates, and in other non-traded real estate investment trusts to 10% of their liquid net worth. If I am an Oregon resident, I acknowledge that shares will only be sold to residents of the State of Oregon representing that they have a net worth of at least 10 times their investment in this company and its affiliates and that they meet one of this company’s suitability standards. If I am a Tennessee resident, I acknowledge that my investment in this company must not exceed 10% of my liquid net worth (exclusive of home, home furnishings and automobile). Your sale is not final for five (5) business days after your receipt of the final Prospectus. We will deliver a confirmation of sale to you after your purchase is completed. TAXPAYER IDENTIFICATION NUMBER OR SOCIAL SECURITY NUMBER CERTIFICATION (required): The investor signing below, under penalties of perjury, certifies that (1) the number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me), (2) I am not subject to backup withholding because I am exempt from backup withholding, I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien), unless I have otherwise indicated in Section 3 above. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. I understand that I will not be admitted as a stockholder until my investment has been accepted. Depositing of my check alone does not constitute acceptance. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA PATRIOT Act and depositing funds. The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding. X X Signature of Owner or Custodian Date Signature of Joint Owner or Beneficial Owner (if applicable) Date (MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF IRA OR QUALIFIED PLAN IS ADMINISTERED BY A THIRD PARTY) All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in Strategic Storage Trust II, Inc. Regular Mail: Strategic Storage Trust II, Inc. c/o DST Systems, Inc., P.O. Box 219406, Kansas City, MO 64121-9406 Overnight Mail: Strategic Storage Trust II, Inc. c/o DST Systems, Inc., 430 W. 7th Street, Kansas City, MO 64105 Wire Information: UMB Bank, N.A., 1010 Grand, 4th Floor, Kansas City, MO 64106 ABA# 101000695 Account# 9871879437 Investor Services Toll Free Phone Line: 866.418.5144